     As filed with the Securities and Exchange Commission on April 30, 1999
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                            CYBERSOURCE CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

                                ----------------

             Delaware                            7374                          77-0472961
 (State or Other Jurisdiction of     (Primary Standard Industrial           (I.R.S. Employer
  Incorporation or Organization)     Classification Code Number)         Identification Number)

                       550 S. Winchester Blvd., Suite 301
                           San Jose, California 95128
                                 (408) 556-9100
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                ----------------

                              William S. McKiernan
                     President and Chief Executive Officer
                       550 S. Winchester Blvd., Suite 301
                           San Jose, California 95128
                                 (408) 556-9100
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                                ----------------

                                   Copies to:

          Richard Scudellari, Esq.       Jeffrey D. Saper, Esq.
           Justin L. Bastian, Esq.     J. Robert Suffoletta, Esq.
           Heike E. Fischer, Esq.         Robert G. Day, Esq.
             David B. Tom, Esq.            Jack Helfand, Esq.
           Morrison & Foerster LLP        Allison Berry, Esq.
             755 Page Mill Road     Wilson Sonsini Goodrich & Rosati
             Palo Alto, CA 94304        Professional Corporation
               (650) 813-5600              650 Page Mill Road
                                          Palo Alto, CA 94304
                                             (650) 493-9300

                                ----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                                     Proposed Maximum
             Title Of Each Class Of                 Aggregate Offering           Amount of
          Securities To Be Registered                    Price(1)             Registration Fee
----------------------------------------------------------------------------------------------
Common Stock, $.001 par value..................        $46,000,000                $12,800

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and it is not soliciting an offer to buy + +these securities, in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion
                 Preliminary Prospectus dated            , 1999
PROSPECTUS

                                            Shares

                                     [Logo]

                                  Common Stock

                                  -----------

  This is CyberSource Corporation's initial public offering of common stock.

  We expect the public offering price to be between $     and $     per share.
Currently, no public market exists for the shares. After pricing of the offering, we expect that the common stock will trade on the Nasdaq National Market under the symbol "CYBS."

  Investing in the common stock involves risks which are described in the "Risk
Factors" section beginning on page     of this prospectus.

                                  -----------

                                                                 Per Share Total
                                                                 --------- -----
   Public Offering Price........................................    $       $
   Underwriting Discount........................................    $       $
   Proceeds, before expenses, to CyberSource....................    $       $

  The underwriters may also purchase up to an additional              shares at
the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

Merrill Lynch & Co.
                    J.P. Morgan & Co.
                                      PaineWebber Incorporated
                                                          C.E. Unterberg, Towbin

                                  -----------

               The date of this prospectus is              , 1999

The graphic depicts our logo with the words "the power behind the buy button" above a graphical representation of our tagline including the buy button, currency sign and credit card numbers. Below are the words "CyberSource provides e-commerce transaction procession services that power the buy button of over 400 online merchants worldwide. Our services are comprehensive, scalable, highly reliable, can be controlled by the merchant and enable real-time processing of transactions. We provide a suite of services including: global payment processing, fraud prevention, tax calculation, distribution control and fulfillment management."

The graphic depicts the CyberSource logo with tagline above a box with a screenshot of the Beyond.com web site. Below the box is a seated figure at a computer with a package to the right. To the right of the box containing the screenshot of the Beyond.com web site is a larger box with the title "CyberSource Internet Commerce Suite" above it, containing the words "Tax Services" under are numbers in columns. Below the numbers in columns is a picture of an airplane, the words "Distribution Control." Running across the page are colored lines demonstrating various data streams.

The graphic depicts a continuation of the box on the left-hand side which contains the words "Risk Management" below which is a picture of a credit card swipe, below which are the words "Payment Services" to the left of a picture of credit cards and cash. Below the picture of credit cards and cash are the words "Fulfillment Management" to the right of a picture of the inside of a warehouse. At the top right of the page is a picture of reports with the words "Merchant Data Analysis" below which is a picture of a grid of numbers with the word "Bank" at the top and the words "merchant status: cleared" at the bottom. At the bottom right of the page is a picture of boxes and a dolly.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   4
Forward-Looking Statements...............................................  14
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Consolidated Financial Data.....................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  26
Management...............................................................  40
Principal Stockholders...................................................  48
Transactions between CyberSource and its Officers, Directors and
 Significant Stockholders................................................  50
Description of Capital Stock.............................................  54
Shares Eligible for Future Sale..........................................  57
Underwriting.............................................................  59
Legal Matters............................................................  62
Experts..................................................................  62
Where You Can Find More Information......................................  62
Index to Consolidated Financial Statements............................... F-1

                               ----------------

   Unless otherwise indicated, the information in this prospectus

  . reflects the conversion of all outstanding shares of preferred stock into 10,489,809 shares of common stock effective automatically upon the closing of this offering;

  . assumes a one-for-two reverse split of our outstanding common stock;

  . assumes the issuance of an aggregate of 1,527,048 shares of common stock pursuant to the exercise of warrants and the conversion of a convertible promissory note; and

  . assumes no exercise of the underwriters' over-allotment option.

   You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

   CyberSource(R) is a registered trademark of CyberSource Corporation. This prospectus contains product names and trade names and trademarks of CyberSource and of other organizations.

                               PROSPECTUS SUMMARY

   This summary is not complete and does not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the financial data and related notes, before making an investment decision.

                            CyberSource Corporation

   We are a leading developer and provider of real-time e-commerce transaction processing services. Through our Internet Commerce Suite, we offer solutions to online merchants for global payment processing, fraud prevention, tax calculation, export compliance, territory management, delivery address verification and fulfillment management. Our services enable online merchants to focus their resources on areas where they can most effectively differentiate themselves, such as marketing, Web site content, merchandising and support. By outsourcing their e-commerce transaction processing needs to us, online merchants can speed their time to market, reduce their overall operating costs and process orders from around the world in local currencies. Our services are comprehensive, scalable, highly reliable and performed via a secure messaging protocol. Our merchants have used our services to process more than 14 million transactions since January 1998, of which approximately 5.8 million were processed in the first quarter of 1999.

   As the Internet has become an increasingly important communications medium, merchants and consumers have embraced using the Internet to buy and sell goods and services. International Data Corporation, or IDC, forecasts that the actual number of Web buyers worldwide will expand from 28 million in 1998 to approximately 128 million in 2002 and that the amount of commerce conducted over the Web will increase from approximately $50 billion in 1998 to approximately $734 billion in 2002 worldwide. To succeed online, a merchant must attract customers to its Web site and provide an appealing and easy-to-use environment that encourages customers to place an order by clicking on the "buy" button. Once the customer places an order, the merchant must then process the order by executing numerous transactions, such as credit card authorization, calculation of sales tax and fulfillment of the order, often while the customer is waiting.

   While early adopters of e-commerce business models often developed custom transaction processing systems, today many online merchants are seeking to outsource their transaction processing requirements. Our services offer online merchants a solution to the challenges of e-commerce transaction processing. Key benefits of our services include:

   . Faster time-to-market;

   . Access to a comprehensive suite of services;

   . Enhanced merchant flexibility and control;

   . Global reach; and

   . Reduced overall costs.

   More than 400 merchants have chosen to use our services. Our merchants include Beyond.com, BUY.COM, Compaq Computer, Egghead.com, Fawcette Publications, MarketWatch.com, Remedy and Shopping.com. We target merchants worldwide through a direct sales force as well as through an indirect sales channel. Our indirect channel partners include payment services providers (such as First Data Corp., Paymentech and Vital Processing Services), systems integrators (such as Fort Point Partners, iXL and USWeb/CKS), commerce server providers (such as BroadVision, IBM, Intershop, Interworld, Mercantec and Microsoft) and merchant aggregators (such as TicketMaster Online-CitySearch and Verio). We have also entered into strategic relationships with GE Capital's Equity Capital Group and Visa International to penetrate new e-commerce markets.

   CyberSource Corporation was incorporated by Beyond.com in Delaware in December 1997 under the name Internet Commerce Services Corporation. Beyond.com contributed all the assets and liabilities comprising its Internet commerce services business to Internet Commerce Services Corporation and spun off Internet Commerce Services Corporation to Beyond.com's stockholders in December 1997. In October 1998 we changed our name to CyberSource Corporation. Our headquarters are located at 550 S. Winchester Blvd., Suite 301, San Jose, California 95128, and our telephone number is (408) 556-9100. Information contained on our Web site at www.cybersource.com does not constitute part of this prospectus.

                                  The Offering

 Common stock offered..................               shares
 Common stock to be outstanding after
  this offering........................               shares(1)
 Use of proceeds....................... For general corporate purposes, including sales and marketing, product
                                        development and other corporate
                                        expenses.
 Proposed Nasdaq National Market
  symbol............................... CYBS

----------------
(1) Excludes 2,035,575 shares of common stock issuable upon exercise of options outstanding and 1,389,934 shares available for grant as of March 31, 1999 under our 1998 Stock Option Plan and our 1999 Stock Option Plan. See "Description of Capital Stock--Authorized and Outstanding Capital Stock" and Note 5 of Notes to Consolidated Financial Statements.

                      Summary Consolidated Financial Data

                              Period From
                             March 20, 1996   Years Ended       Three Months
                             (Inception) to   December 31,     Ended March 31,
                              December 31,  -----------------  ----------------
                                  1996       1997      1998     1998     1999
                             -------------- -------  --------  -------  -------
                                  (in thousands, except per share data)
Consolidated Statements of
 Operations Data:
Revenues...................     $   144     $   968  $  3,384  $   639  $ 1,713
Gross profit (loss)........           7         644       (87)      (8)     208
Total operating expenses...       1,150       4,969     9,950    1,823    4,406
Loss from operations.......      (1,143)     (4,325)  (10,037)  (1,831)  (4,198)
Net loss...................     $(1,143)    $(4,338) $(10,085) $(1,824) $(4,190)
Basic and diluted net loss
 per share.................                          $  (2.05) $ (0.40) $ (0.77)
Shares used in computing
 basic and diluted net loss
 per share.................                             4,918    4,535    5,465
Pro forma basic and diluted
 net loss per share........                          $  (0.86)          $ (0.26)
Shares used in computing
 pro forma basic and
 diluted net loss per
 share(1)..................                            11,740            15,955
Selected Non-Financial
 Operating Data:
Number of transactions
 processed.................                             8,560      870    5,800

                                                       March 31, 1999
                                                ------------------------------
                                                            Pro        As
                                                 Actual   Forma(1) Adjusted(2)
                                                --------  -------- -----------
Consolidated Balance Sheet Data:
Cash and cash equivalents...................... $  7,423  $ 7,423     $
Working capital................................    3,222    3,222
Total assets...................................   12,150   12,150
Redeemable convertible preferred stock.........   18,911       --
Total stockholders' equity (net capital
 deficiency)...................................  (13,056)  12,789

----------------
(1) Adjusted to reflect the conversion of all shares of preferred stock into 10,489,809 common stock and the issuance of 1,527,048 shares of common stock pursuant to the exercise of warrants and the conversion of a convertible promissory note.

(2) Adjusted to reflect the sale of           shares in this offering hereby,
    based on an assumed initial public offering price of $       per share.

                                  RISK FACTORS

   You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

We Have a Limited Operating History and Are Subject to the Risks Encountered by Early-Stage Companies

   We commenced operations in March 1996. From March 1996 until December 1997, we operated as a division of Beyond.com. In December 1997, we were incorporated as a separate legal entity and our company was spun off from Beyond.com. Accordingly, we have a very limited operating history, and our business and prospects must be considered in light of the risks and uncertainties encountered by early-stage companies in rapidly evolving markets such as e-commerce. These risks include:

  . risks that competition and technological change could adversely affect market acceptance of our services;

  . challenges we encounter in expanding and managing our services and operations;

  . reliance on the success of strategic relationships and indirect sales channels;

  . significant dependence on key personnel; and

  . significant fluctuations in quarterly operating results and expected future losses.

   We cannot assure you that our business strategy will be successful or that we will successfully address these risks and the risks detailed below.

We Have a History of Losses, Expect Future Losses and Cannot Assure You that We Will Achieve Profitability

   Although our revenues have increased on a quarterly basis since 1997, we have not achieved profitability and cannot be certain that we will realize sufficient revenue to achieve profitability. We have incurred significant net losses since our inception. We incurred net losses of $4.3 million in 1997, $10.1 million in 1998 and $4.2 million in the first quarter of 1999. As of March 31, 1999, we had incurred cumulative losses of $19.8 million. You should not consider recent quarterly revenue growth as indicative of our future performance. We do not expect to sustain similar levels of growth in future periods. We anticipate that we will increase our sales and marketing, network infrastructure, product development and general and administrative expenses in 1999 and, as a result, we will need to generate significantly higher revenues in order to achieve profitability. If we do achieve profitability, we may not be able to sustain it.

The Expected Fluctuations of Our Quarterly Results Could Cause Our Stock Price to Fluctuate or Decline

   We expect that our quarterly operating results will fluctuate significantly in the future based upon a number of factors, many of which are not within our control. We plan to significantly increase our operating expenses in order to expand our sales and marketing activities, build our network infrastructure and broaden our service capabilities. We base our operating expenses on anticipated market growth and our operating expenses are relatively fixed in the short term. As a result, if our revenues are lower than we expect, our quarterly operating results may not meet the expectations of public market analysts or investors, which could cause the market price of our common stock to decline.

   Our quarterly results may fluctuate in the future as a result of many factors, including:

  . changes in the number of transactions effected by our merchants, especially as a result of seasonality or general economic conditions;

  . our ability to attract new merchants and to retain our existing merchants;

  . merchant acceptance of our pricing model;

  . changes in our or our competitors' pricing policies that may impact our margins;

  . our success in expanding our sales and marketing programs;

  . our ability to develop, introduce and market new services on a timely basis;

  . intermittent failures of the Internet infrastructure;

  . technical difficulties or unanticipated system downtime;

  . introduction or enhancement of our competitors' services; and

  . U.S. and foreign regulations relating to our business.

   As a result of the above factors, our revenues are not predictable with any significant degree of certainty.

   Due to the uncertainty surrounding our revenues and expenses, we believe that quarter-to-quarter comparisons of our historical operating results should not be relied upon as an indicator of our future performance.

We Depend on Beyond.com for a Significant Percentage of Our Revenues

   Revenues from services provided to Beyond.com accounted for 23.7% of our revenues in 1998 and 21.9% of our revenues in the first quarter of 1999. No other customer accounted for more than 10% of our revenues in 1998 or the first quarter of 1999. Any significant decrease in revenues from Beyond.com could materially adversely affect our operating results. We have no long-term contract with Beyond.com that requires it to continue to use any of our services. Accordingly, Beyond.com could cease using all or part of our services on short notice without penalty.

We Depend on Continued Growth in E-commerce and Internet Infrastructure Development

   Sales of goods and services over the Internet do not currently represent a significant portion of overall sales of goods and services. We depend on the growing use and acceptance of the Internet as an effective medium of commerce by merchants and customers. Rapid growth in the use of and interest in the Internet is a relatively recent development. We cannot be certain that acceptance and use of the Internet will continue to develop or that a sufficiently broad base of merchants and consumers will adopt, and continue to use, the Internet as a medium of commerce.

   The emergence of the Internet as a commercial marketplace may occur more slowly than anticipated for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the number of Internet users or their use of Internet resources continues to grow, it may overwhelm the existing Internet infrastructure. Delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity could also have a detrimental effect. These factors could result in slower response times or adversely affect usage of the Internet, resulting in lower numbers of e-commerce transactions and lower demand for our services.

Potential System Failures and Lack of Capacity Issues Could Negatively Affect Demand for Our Services

   Our ability to deliver services to our merchants depends on the uninterrupted operation of our e-commerce transaction processing systems. Our systems and operations are vulnerable to damage or interruption from:

  . earthquake, fire, flood and other natural disasters;

  . power loss, telecommunications or data network failure, operator negligence, improper operation by employees, physical and electronic break-ins and similar events; and

  . computer viruses.

   Despite the fact that we have implemented redundant servers in a third-party hosting center, we may still experience service interruptions for the reasons listed above and a variety of other reasons. If our redundant servers are not available, our business may not have sufficient business interruption insurance to compensate us for resulting losses. We have experienced periodic interruptions, affecting all or a portion of our systems, which we believe will continue to occur from time to time. In addition, any interruption in our systems that impairs our ability to provide services could damage our reputation and reduce demand for our services.

   Our success also depends on our ability to scale our e-commerce transaction processing systems to accommodate increases in the volume of traffic on our system, especially during peak periods of demand. We may not be able to anticipate increases in the use of our systems and successfully expand the capacity of our network infrastructure. Our inability to expand our systems to handle increased traffic could result in system disruptions, slower response times and other difficulties in providing services to our merchant customers, which could materially harm our business.

We are Exposed to E-commerce Security Risks

   A requirement of the continued growth of e-commerce is the secure transmission of confidential information over public networks. We rely on public key cryptography and digital certificate technology to provide the security and authentication necessary for secure transmission of confidential information. Various regulatory and export restrictions may prohibit us from using the strongest and most secure cryptographic protection available and thereby expose us to a risk of data interception. A party who is able to circumvent our security measures could misappropriate proprietary information or interrupt our operations. Any such compromise or elimination of our security could reduce demand for our services.

   We may be required to expend significant capital and other resources to protect against such security breaches or to address problems caused by such breaches. Concerns over the security of the Internet and other online transactions and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. Because our activities involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our security measures may not prevent security breaches and failure to prevent such security breaches may disrupt our operations.

We Face Intense Competition

   The market for our services is intensely competitive and subject to rapid technological change. We expect competition to intensify in the future. Our primary source of competition comes from online merchants who develop custom systems. These online merchants who have made large initial investments to develop custom solutions may be less likely to adopt an outsourced transaction processing strategy. We also face competition from developers of other solutions for e-commerce transaction processing such as Clear Commerce, CyberCash, Digital River, Open Market and Hewlett-Packard (VeriFone). In the future, we may compete with large Internet-centric companies that derive a significant portion of their revenues from e-commerce and may offer, or provide a means for others to offer, e-commerce transaction services.

   Many of our competitors have longer operating histories, substantially greater financial, technical, marketing or other resources, or greater name recognition than we do. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Competition could seriously impede our ability to sell additional services on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future services obsolete, unmarketable or less competitive. Our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other solution providers, thereby increasing the ability of their services to address the needs of our prospective customers. Our current and potential competitors may establish or strengthen cooperative relationships with our current or future channel partners, thereby limiting our ability to sell services through these channels. Competitive pressures could reduce our market share or require the reduction of the prices of our services, either of which could materially and adversely affect our business, results of operations or financial condition.

If We Lose Key Personnel or Are Unable to Attract and Retain Additional Qualified Personnel We May Not be Able to Successfully Manage Our Business and Achieve Our Objectives

   We believe our future success will depend upon our ability to retain our key management personnel, including William S. McKiernan, our President and Chief Executive Officer, and other key members of management. None of our key employees is subject to an employment contract. We may not be successful in attracting and retaining key employees in the future.

   Our future success and our ability to expand our operations will also depend in large part on our ability to attract and retain additional qualified marketing, sales and technical personnel. Competition for these types of employees is intense due to the limited number of qualified professionals. We have in the past experienced difficulty in recruiting qualified marketing, sales, engineering and support personnel. Failure to attract and retain personnel, particularly marketing, sales and technical personnel, could make it difficult for us to manage our business and meet our objectives.

Difficulties We May Encounter Managing Our Growth Could Adversely Affect Our Results of Operations

   We have experienced a period of rapid and substantial growth that has placed and, if such growth continues, will continue to place a strain on our administrative infrastructure. We have increased the number of our employees from 50 employees at December 31, 1997 to 132 employees at December 31, 1998 and 146 employees at March 31, 1999. This expansion is placing a significant strain on our managerial and financial resources. To manage the expected growth of our operations and personnel, we will be required to:

  . improve existing and implement new operational, financial and management controls, reporting systems and procedures;

  . enhance our management information systems; and

  . train, motivate and manage our employees.

   We may not be able to enhance our management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations. In addition, we may not be able to hire, train, retain, motivate and manage required personnel or to successfully identify, manage and exploit existing and potential market opportunities. If we are unable to manage growth effectively, our business, results of operations and financial condition would be materially adversely affected.

If We Are Not Able to Leverage Relationships With Our Channel Partners, We May Experience Lower Revenue Growth and Higher Operating Costs

   Our future growth will depend in part on the success of our relationships with existing and future channel partners that will market our services to their merchant accounts. If these relationships are not successful or do not develop as quickly as we anticipate, our revenue growth may be adversely affected. Accordingly, we may have to increase our sales and marketing expenses in an attempt to secure additional merchant accounts.

Our Management Team Must Work Together Effectively in Order to Expand Our Business, Increase Our Revenues and Improve Our Operating Results

   Several members of our existing senior management personnel joined us recently, including our Vice President of North American Sales, who joined us in April 1999, our Vice President of Operations, who joined us in March 1999, and our Vice President of Marketing, who joined us in December 1998. Because these members of our management team are new, there is an increased risk that management will not be able to work together effectively as a team, especially in the short term, to address the challenges to our business. In addition, our new employees include a number of key managerial, technical and operations personnel who have been with us for a limited period of time. We expect to add additional key personnel in the near future that will also need to be integrated into our management team.

Our Market is Subject to Rapid Technological Change and to Compete, We Must Continually Enhance Our Systems to Comply with Evolving Standards

   To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our services and the underlying network infrastructure. The Internet and the e-commerce industry are characterized by rapid technological change, changes in user requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our technology and systems obsolete. Our success will depend, in part, on our ability to both internally develop and license leading technologies to enhance our existing services and develop new services. We must continue to address the increasingly sophisticated and varied needs of our merchants, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of proprietary technology involves significant technical and business risks. We may fail to develop new technologies effectively or to adapt our proprietary technology and systems to merchant requirements or emerging industry standards. If we are unable to adapt to changing market conditions, merchant requirements or emerging industry standards, our business would be materially harmed.

We May Have Potential Conflicts of Interest with Beyond.com

   In connection with our spin off from Beyond.com in December 1997, we entered into agreements with Beyond.com to define the ongoing relationship between the two companies. At the time these agreements were negotiated, all of our directors were also directors of Beyond.com, and other members of our management team were also executive officers of Beyond.com. As a result, these agreements were not the result of arms' length negotiations between CyberSource and Beyond.com. Further, although we and Beyond.com are engaged in different businesses, the two companies currently have no policies to govern the pursuit or allocation of corporate opportunities, in the event they arise. Our business could be adversely affected if the overlapping board members of the two companies, of which there are currently two, William S. McKiernan and Bert Kolde, pursue Beyond.com's interests over ours either in the course of transactions between the companies or where the same corporate opportunities are available to both companies.

We May Not Be Able to Adequately Protect Our Proprietary Technology

   Our success depends upon our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret rights, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights.

   As part of our confidentiality procedures, we enter into non-disclosure agreements with our employees. Despite these precautions, third parties could copy or otherwise obtain and use our technology without authorization, or develop similar technology independently. Effective protection of intellectual property rights is unavailable or limited in certain foreign countries. We cannot assure you that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our services or design around any patents or other intellectual property rights we hold.

   We also cannot assure you that third parties will not claim our current or future services infringe upon their rights. As the number of services in our market increases and functionalities increasingly overlap, companies such as ours may become increasingly subject to infringement claims. In addition, these claims also might require us to enter into royalty or license agreements. Any such claims, with or without merit, could cause costly litigation that could absorb significant management time. If required to do so, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us. See "Business--Intellectual Property" for more information relating to protecting our intellectual property rights and risks relating to claims of infringement upon the intellectual property rights of others.

We May Not Be Able to Secure Necessary Funding in the Future

   We require substantial working capital to fund our business. We have had significant operating losses and negative cash flow from operations since inception and expect this to continue for the foreseeable future. We expect to use the net proceeds of this offering primarily to continue investments in service development, to expand sales and marketing activities, to fund product development, to fund continued operations and potentially to make future acquisitions. We believe that these proceeds, together with our existing capital resources, will be sufficient to meet our capital requirements for the next twelve months. However, our capital requirements depend on several factors, including the rate of market acceptance of our services, the ability to expand our merchant base, the growth of sales and marketing and other factors. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, and these equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures.

We May Become Subject to Government Regulation and Legal Uncertainties

   We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, export control laws and laws or regulations directly applicable to e-commerce. However, due to the increasing usage of the Internet, it is possible that a number of laws and regulations may be applicable or may be adopted in the future with respect to conducting business over the Internet covering issues such as:

  . taxes;

  . user privacy;

  . pricing;

  . content;

  . right to access personal data;

  . copyrights;

  . distribution; and

  . characteristics and quality of services.

   For example, we believe that some of our services may require us to comply with the Federal Credit Reporting Act. Complying with this act requires us to provide information about personal data stored by us or our merchants. Failure to comply with this act could result in claims being made against us.

   Furthermore, the growth and development of the market for e-commerce may prompt more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our services and increase our cost of doing business.

   The applicability of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, export or import matters and personal privacy to the Internet is uncertain. The vast majority of laws were adopted prior to the broad commercial use of the Internet and related technologies. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes to these laws intended to address these issues, including some recently proposed changes, could create uncertainty in the Internet marketplace. This uncertainty could reduce demand for our services or increase the cost of doing business due to increased costs of litigation or increased service delivery costs.

Our International Business Exposes Us to Additional Foreign Risks

   Services provided to merchants outside the United States accounted for 9% of our revenues in 1998 and 17% of our revenues in the first quarter of 1999. We intend to expand our international presence in the future. Conducting business outside of the United States is subject to additional risks, including:

  . changes in regulatory requirements;

  . reduced protection of intellectual property rights;

  . evolving privacy laws in Europe;

  . the burden of complying with a variety of foreign laws; and

  . political or economic instability or constraints on international trade.

   In addition, some software exports from the United States are subject to export restrictions as a result of the encryption technology in that software and we may become liable to the extent we violate these restrictions. We might not successfully market, sell and distribute our services in local markets and we cannot be certain that one or more of these factors will not materially adversely affect our future international operations, and consequently, our business, financial condition and operating results.

We Face Year 2000 Risks

   Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries, including technology, transportation, utilities, finance and telecommunications, will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Year 2000 compliance efforts may involve significant time and expense, and uncorrected problems could materially adversely affect our business, financial condition or operating results.

   We have completed audits of our internal systems and are working closely with suppliers of these systems to ensure that all systems are Year 2000 compliant. We have commenced modification or replacement of non-compliant systems as necessary. In addition, we are highly dependent on a few personal computer manufacturing companies for our supply of desktop hardware and peripherals. These suppliers may not be able to deliver on schedule due to Year 2000 issues which could result in serious disruptions of employee productivity and materially adversely affect our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure."

Certain Existing Stockholders Can Exert Control Over CyberSource

   After this offering, our officers, directors and principal stockholders
(i.e., greater than 5% stockholders) will together control approximately    %
of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of CyberSource and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of CyberSource and might affect the market price of our common stock.

Our Stock Price May Fluctuate Substantially and You May Not Be Able to Resell Your Shares Above the Offering Price

   Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of the shares of common stock will be determined by negotiation between representatives of the underwriters and us. This price will not necessarily reflect the market price of the common stock following this offering and you may not be able to resell your shares at or above the initial public offering price.

   The market price for the common stock following this offering will be affected by a number of factors, including the following:

  . the announcement of new services or service enhancements by us or our competitors;

  . quarterly variations in our or our competitors' results of operations;

  . changes in earnings estimates or recommendations by securities analysts;

  . developments in our industry; and

  . general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

   In addition, stock prices for many companies in the technology and emerging growth sectors have experienced wide fluctuations that have often been unrelated to the operating performance of such companies. Such factors and fluctuations, as well as general economic, political and market conditions, may materially adversely affect the market price of our common stock.

Sales of Shares Eligible For Future Sale After This Offering Could Cause Our Stock Price to Decline

   If our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of outstanding options and warrants) in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding shares of common stock

(based upon shares outstanding as of March 31, 1999), assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options
or warrants after March 31, 1999. Of these shares, the           shares sold in
this offering will be freely tradable. The remaining shares of common stock outstanding after this offering will be available for sale in the public market as follows:

                                                                     Number of
                   Date of Availability for Sale                       Shares
                   -----------------------------                     ----------
      , 1999 (120 days after the date of this prospectus)..........   2,570,945
      , 1999 (180 days after the date of this prospectus)..........  13,428,356
At various times thereafter upon the expiration of one-year holding
 periods...........................................................   1,549,547

The Anti-Takeover Provisions in Our Certificate of Incorporation Could Adversely Affect the Rights of the Holders of Our Common Stock

   Anti-takeover provisions of Delaware law and our Certificate of Incorporation may make a change in control of CyberSource more difficult, even if a change in control would be beneficial to the stockholders. These provisions may allow the Board of Directors to prevent changes in the management and control of CyberSource. Under Delaware law, our Board of Directors may adopt additional anti-takeover measures in the future.

   One anti-takeover provision that we have is the ability of our Board of Directors to determine the terms of preferred stock and issue preferred stock without the approval of the holders of the common stock. Our Certificate of Incorporation allows the issuance of up to 25,000,000 shares of preferred stock. At the time of the offering, there are no shares of preferred stock outstanding. However, because the rights and preferences of any series of preferred stock may be set by the Board of Directors in its sole discretion without approval of the holders of the common stock, the rights and preferences of this preferred stock may be superior to those of the common stock. Accordingly, the rights of the holders of common stock may be adversely affected.

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about CyberSource, including, among other things:

  . risks and uncertainties encountered by early-stage companies;

  . continued growth in e-commerce and Internet infrastructure development;

  . our ability to retain our existing merchants and attract new merchants;

  . technical difficulties and unanticipated system downtime; and

  . our relationship with Beyond.com.

   We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS

   Net proceeds from the sale of our shares of common stock at an assumed
initial offering price of $       per share are estimated to be approximately
$         . If the underwriters' over-allotment option is exercised in full,
our net proceeds will be approximately $    .

   The principal purposes of this offering are to obtain additional working capital, to create a public market for our common stock and to facilitate future access by CyberSource to public equity markets. We expect to use the net proceeds for general corporate purposes, including sales and marketing, product development and other corporate expenses. Pending such uses, the net proceeds of this offering will be invested in short-term, investment grade, interest-bearing instruments.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results and current and anticipated cash needs.

                                 CAPITALIZATION

   The following table sets forth the capitalization of CyberSource as of March 31, 1999:

  . on an actual basis;

  . on a pro forma basis to give effect to the conversion into 10,489,809 shares of common stock of all outstanding shares of preferred stock; the issuance of 1,527,048 shares of common stock pursuant to the exercise of warrants and the conversion of a convertible promissory note; and

  . as further adjusted to give effect to the sale by CyberSource of shares of common stock offered by CyberSource hereby at an
    assumed initial public offering price of $       per share and the
    receipt of estimated net proceeds.

   This table should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

                                                          March 31, 1999
                                                    ----------------------------
                                                                       Pro Forma
                                                                Pro       As
                                                     Actual    Forma   Adjusted
                                                    --------  -------  ---------
                                                          (in thousands)
Long term debt, including current portion.........  $  3,744  $   744   $   744
                                                    ========  =======   =======
Redeemable convertible preferred stock, 24,037,372
 shares designated, 16,957,061 shares issued and
 outstanding actual, none pro forma or pro forma
 as adjusted......................................    18,911       --        --
Stockholders' equity:
 Preferred stock, $.001 par value; 25,000,000
  shares authorized, no shares issued and
  outstanding -- actual, pro forma and pro forma
  as adjusted.....................................        --       --        --
 Common stock, $.001 par value; 50,000,000 shares
  authorized, 5,531,991 shares issued and
  outstanding, -- actual; 17,548,848 shares issued
  and outstanding -- pro forma;            shares
  issued and outstanding -- pro forma as
  adjusted(1).....................................         6       18
 Additional paid in capital.......................     1,884   27,717
 Deferred compensation related to stock options...      (671)    (671)     (671)
 Accumulated deficit..............................   (14,275) (14,275)  (14,275)
                                                    --------  -------   -------
 Total stockholders' equity (net capital
  deficiency).....................................  $(13,056)  12,789
                                                    --------  -------   -------
    Total capitalization..........................  $  9,599  $13,533   $
                                                    ========  =======   =======

----------------
(1) Excludes 2,035,575 shares of common stock issuable upon exercise of options outstanding and 1,389,934 shares available for grant as of March 31, 1999 under our 1998 Stock Option Plan and our 1999 Stock Option Plan. See "Management -- Stock Plans" and "Executive Compensation" and Note 5 of Notes to Consolidated Financial Statements.

                                    DILUTION

   At March 31, 1999, our pro forma net tangible book value was $12.5 million or approximately $0.71 per share. Pro forma net tangible book value per share represents the amount of our stockholders' equity divided by 17,548,848 shares of common stock (on a pro forma basis to give effect to the conversion upon completion of this offering of all shares of preferred stock into 10,489,809 shares of common stock and the issuance of 1,527,048 shares of common stock pursuant to the exercise of warrants and a conversion of the convertible
promissory note). After giving effect to the sale by us of            shares of
our common stock hereby at an assumed initial public offering price of
$         per share, and the application of the estimated net proceeds therefrom, our pro forma net tangible book value as of March 31, 1999 would
have been $           or $      per share. This represents an immediate
increase in pro forma net tangible book value of $      per share to existing
stockholders and an immediate dilution in pro forma net tangible book value of
$      per share to the purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share....................       $
Pro forma net tangible book value per share as of March 31, 1999... $0.71
Increase attributable to new investors.............................
Pro forma net tangible book value per share after this offering....
                                                                          -----
Dilution per share to new investors................................       $
                                                                          =====

   The following table sets forth, on a pro forma basis as of March 31, 1999, the differences between the existing stockholders (on a pro forma basis to give effect to the conversion upon completion of this offering of all shares of preferred stock into 10,489,809 shares of common stock and the issuance of 1,527,048 shares of common stock pursuant to the exercise of warrants and the conversion of the convertible promissory note) and the purchasers of shares in
this offering (at an assumed initial public offering price of $      per share)
with respect to the number of shares purchased from us, the total consideration paid and the average price per share paid:

                             Shares Purchased  Total Consideration
                            ------------------ -------------------  Average Price
                              Number   Percent   Amount    Percent    Per Share
                            ---------- ------- ----------- -------  -------------
   Existing stockholders..  17,548,848         $19,780,000              $1.13
   New investors..........
                            ----------  -----  ----------- ------
     Total................              100.0% $           $100.0%
                            ==========  =====  =========== ======

   The above computations assume no exercise of options after March 31, 1999. As of March 31, 1999, there were options outstanding under our 1998 Stock Option Plan and 1999 Stock Option Plan to purchase a total of 2,035,575 shares of common stock at a weighted average exercise price of $2.02 per share. In addition 1,389,934 shares under our 1998 Stock Option Plan and 1999 Stock Option Plan were reserved for future grants. To the extent that outstanding options are exercised, or any of the reserved shares are issued, there will be further dilution to new investors. See "Capitalization," "Management--Stock Plans," "--Executive Compensation" and Note 5 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated statements of operations data for the period from March 20, 1996 (inception) through December 31, 1996, and for the years ended December 31, 1997 and 1998 and the selected balance sheet data as of December 31, 1997 and 1998 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected balance sheet data as of December 31, 1996 is derived from our audited consolidated financial statements not included in this prospectus. The consolidated financial data as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 was derived from unaudited financial statements included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for such periods. When you read this consolidated financial data, you should also read the consolidated financial statements and related notes included in this prospectus. The historical results are not necessarily indicative of future results. The pro forma consolidated balance sheet data as of March 31, 1999 is unaudited and reflects the assumed conversion of all outstanding shares of preferred stock into common stock upon the consummation of this offering.

                             Period from                       Three Months
                               March 20       Year Ended           Ended
                            (Inception) to   December 31,        March 31,
                             December 31,  -----------------  ----------------
                                 1996       1997      1998     1998     1999
                            -------------- -------  --------  -------  -------
                                 (in thousands, except per share data)
Consolidated Statements of
 Operations Data:
Revenues..................     $   144     $   968  $  3,384  $   639  $ 1,713
Cost of revenues..........         137         324     3,471      647    1,505
                               -------     -------  --------  -------  -------
Gross profit (loss).......           7         644       (87)      (8)     208
Operating expenses:
 Product development......         338       2,300     3,802      671    1,322
 Sales and marketing......         425       1,988     4,184      822    2,079
 General and
  administrative..........         387         681     1,946      330      938
 Deferred compensation
  amortization............          --          --        18       --       67
                               -------     -------  --------  -------  -------
  Total operating
   expense................       1,150       4,969     9,950    1,823    4,406
                               -------     -------  --------  -------  -------
Loss from operations......      (1,143)     (4,325)  (10,037)  (1,831)  (4,198)
Interest income (expense),
 net......................          --         (13)      (48)       7        8
                               -------     -------  --------  -------  -------
Net loss..................     $(1,143)    $(4,338) $(10,085) $(1,824) $(4,190)
                               =======     =======  ========  =======  =======
Net loss per share(1).....                          $  (2.05) $ (0.40) $ (0.77)
Shares used in computing
 basic and diluted net
 loss per share(1)........                             4,918    4,535    5,465
Pro forma basic and
 diluted net loss per
 share(1).................                          $  (0.86)          $ (0.26)
Shares used in computing
 pro forma basic and
 diluted net loss per
 share(1).................                            11,740            15,955

Selected Non-Financial
 Operating Data:
Number of transactions
 processed................                             8,560      870    5,800

                                                                        Pro forma
                                        December 31,                      as of
                                   ------------------------  March 31,  March 31,
                                    1996     1997    1998      1999       1999
                                   -------  ------- -------  ---------  ---------
                                                 (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents........  $    --  $ 2,000 $11,111  $  7,423    $7,423
Working capital (deficit)........      (61)   2,016   7,554     3,222     3,222
Total assets.....................      106    3,735  14,975    12,150    12,150
Noncurrent obligations under
 capital leases..................       --       33     256       426       426
Redeemable convertible preferred
 stock...........................       --    2,097  18,911    18,911        --
Total stockholders' equity (net
 capital deficiency) / divisional
 equity (1996)...................      421    1,037  (9,023)  (13,056)    5,855

----------------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing per share amounts. Until December 31, 1997, the Company was operated as a division of Beyond.com Corporation and had no outstanding common or preferred shares, and, therefore, there are no loss per share amounts for the 1996 and 1997 periods.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

Overview

   We commenced operations in March 1996 as a division of Beyond.com. From our inception to March 1997, our operating activities related primarily to planning and developing proprietary e-commerce transaction processing solutions, recruiting personnel, raising capital and purchasing operating assets. On December 31, 1997, Beyond.com transferred assets and liabilities related to its e-commerce transaction processing services division to CyberSource. Our financial statements for 1996 and 1997 reflect our operations as a division of Beyond.com through December 31, 1997. Our balance sheet as of December 31, 1997 has been prepared using the historical basis of accounting and includes all the assets and liabilities specifically identifiable to us. Our statements of operations for 1996 and 1997 include all revenues and costs directly attributable to us, including a corporate allocation of the costs of facilities, salaries and employee benefits. Additionally, incremental corporate administration, finance and management costs are allocated to us. We have incurred significant losses since our inception, and through March 31, 1999 had incurred cumulative losses of approximately $19.8 million. We expect to continue to incur substantial operating losses for the foreseeable future.

   We derive substantially all of our revenues from e-commerce monthly transaction processing fees, and, to a lesser extent, support services and digital product rights management fees. Transaction revenues and digital product rights management fees are recognized in the period in which the transactions occur. Our e-commerce transaction processing service revenues are derived from contractual relationships providing revenues on a per transaction basis, generally subject to a monthly minimum or maintenance fee. Support service fees are recognized as the related services are provided and costs are incurred. As our revenues grow, we expect e-commerce transaction processing revenues to become an increasingly larger percentage of our total revenues.

   In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our revenues and operating results, including our gross margin and operating expenses as a percentage of total revenues, are not meaningful and should not be relied upon as indications of future performance. We do not believe that our historical growth rates are indicative of future results.

Results of Operations

   The following discussion does not contain data from the inception period of March 20, 1996 through December 31, 1996, because we believe that amounts from this inception period are not comparable to those for the years ended December 31, 1997 and 1998 due to the different duration of the periods, and due to the limited size of our operations as a division of Beyond.com in that period.

Three Months Ended March 31, 1998 and 1999

   Revenues. Revenues increased from $0.6 million for the three months ended March 31, 1998 to $1.7 million for the three months ended March 31, 1999, an increase of approximately $1.1 million or 168.1%. This increase is due to the addition of merchants and transaction volume increases from existing merchants resulting from the increased market acceptance of e-commerce. Our transactions increased from approximately 870,000 processed during the three months ended March 31, 1998 to approximately 5,800,000 during the three months ended March 31, 1999.

   Cost of Revenues. Cost of revenues consists primarily of costs incurred in the delivery of e-commerce transaction processing services, including personnel costs in our operations, professional services and merchant support functions, depreciation of capital equipment used in our network infrastructure and costs related to the hosting of our servers at third-party hosting centers in the United States and United Kingdom. Cost of revenues increased from $0.6 million for the three months ended March 31, 1998 to $1.5 million for the three months ended March 31, 1999. The increase is due primarily to additional operations and merchant support personnel and related costs.

   Product Development. Product development expenses consist primarily of compensation and related costs of employees engaged in the research, design and development of new services, and to a lesser extent, facility costs and related overhead. Product development expenses increased from $0.7 million for the quarter ended March 31, 1998 to $1.3 million for the quarter ended March 31, 1999. The increase is primarily due to higher personnel related costs resulting from an increase in product development personnel and related costs. We expect product development expenses to increase in absolute dollars as we hire additional personnel and develop new services.

   Sales and Marketing. Sales and marketing expenses consist primarily of compensation of sales and marketing personnel, market research and advertising costs, and, to a lesser extent, facility costs and related overhead. Sales and marketing expenses increased from $0.8 million for the three months ended March 31, 1998 to $2.1 million for the three months ended March 31, 1999. The increase is primarily due to higher personnel related costs and higher sales commissions. We expect sales and marketing expenses to increase in absolute dollars as we substantially increase our marketing and promotional programs.

   General and Administrative. General and administrative expenses consist primarily of compensation for administrative personnel, fees for outside professional services and, to a lesser extent, facility costs and related overhead. General and administrative expenses increased from $0.3 million for the three months ended March 31, 1998 to $0.9 million for the three months ended March 31, 1999. The increase is primarily due to higher personnel related costs. We expect general and administrative expenses to increase in absolute dollars to support the expected growth of our business.

   Deferred Compensation Amortization. During the three months ended March 31, 1999 and in April 1999, we recorded aggregate unearned compensation in the amount of $0.6 million and $0.4 million in connection with the grant of stock options with exercise prices less than the deemed fair value on the respective dates of grant. Deferred compensation amortization, related to these stock option grants, as well as 1998 stock option grants for years 1999, 2000 and 2001 and thereafter will be approximately $0.6 million, $0.4 million and $0.2 million, respectively.

   Interest Income (Expense), Net. Interest income consists of interest earnings on cash and cash equivalents and increased from $11,000 for the three months ended March 31, 1998 to $0.1 million for the three months ended March 31, 1999. The increase is primarily due to an increase in cash and cash equivalents as a result of equity financings completed during 1998. Interest expense increased from $4,000 for the three months ended March 31, 1998 to $0.1 million for the three months ended March 31, 1999. The increase represents interest on an unsecured convertible note issued in July 1998 and interest on capital leases.

Years Ended December 31, 1997 and 1998

   Revenues. Revenues increased from $1.0 million in 1997 to $3.4 million in 1998, an increase of approximately $2.4 million or 249.6%. The increase is a result of the addition of merchants and increased transaction volumes from existing customers resulting from the increased market acceptance of e-commerce. Since we were a division of Beyond.com, no revenues were recorded from Beyond.com transactions processed during 1997. During 1998, Beyond.com accounted for approximately 23.7% of our revenues. Given the continued increase in our customer base, we expect Beyond.com's percentage of total revenues to decrease in future periods as new customers increase our transaction volumes and revenues.

   Cost of Revenues. Cost of revenues increased from $0.3 million in 1997 to $3.5 million in 1998. The increase in 1998 is due to a significant increase in operations, professional services and merchant support personnel, increases in depreciation expense on capital equipment as well as costs related to the hosting of our servers at third party hosting centers in the United States and United Kingdom.

   Product Development. Product development expenses increased from $2.3 million in 1997 to $3.8 million in 1998. The addition of product development personnel during 1998 primarily accounted for the increase.

   Sales and Marketing. Sales and marketing expenses increased from $2.0 million in 1997 to $4.2 million in 1998. The increase is primarily due to higher personnel related costs and increased sales commissions.

   General and Administrative. General and administrative expenses increased from $0.7 million in 1997 to $1.9 million in 1998. The increase is primarily due to higher personnel related costs.

   Deferred Compensation Amortization. During the year ended December 31, 1998, we recorded aggregate unearned compensation in the amount of $0.2 million in connection with the grant of certain stock options during 1998 with exercise prices less than the deemed fair value on the respective dates of grant.

   Interest Income (Expense), Net. Interest income was approximately $0.1 million in 1998. Interest expense of $0.2 million in 1998 represents interest on an unsecured convertible note and interest on capital leases.

   Income Taxes. No provision for federal and state income taxes was recorded as we incurred net operating losses since inception. As of December 31, 1998, we had federal and state net operating loss carryforwards of approximately $8.6 million. If we are not able to use them, the federal and state net operating loss carryforwards will expire in 2006 through 2018. The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of a corporation's ownership change, as defined in the Internal Revenue Code. Our ability to utilize net operating loss carryforwards may be limited as a result of such an ownership change. We do not anticipate that a material limitation on our ability to use our carryforwards and credits will result from this offering.

   We have provided a full valuation allowance on our deferred tax assets because of the uncertainty regarding their realization. Our accounting for deferred taxes under Statement of Financial Accounting Standards No. 109 involves the evaluation of a number of factors concerning the realizability of our deferred tax assets. In concluding that a full valuation allowance was required, we considered such factors as our history of operating losses and expected future losses and the nature of our deferred tax assets.

Quarterly Results of Operations

   The following table presents our unaudited quarterly consolidated statements of operations data and non-financial operating data for the five quarters ended March 31, 1999. In management's opinion, the consolidated statements of operations data has been prepared substantially on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below in order to present fairly the unaudited quarterly results. The quarterly data should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

                                            Three Months Ended
                                  -------------------------------------------
                                            June     Sept
                                  Mar 31,    30,      30,    Dec 31,  Mar 31,
                                   1998     1998     1998     1998     1999
                                  -------  -------  -------  -------  -------
                                              (in thousands)
Consolidated Statements of
 Operations Data:
Revenues......................... $   639  $   699  $   943  $ 1,103  $ 1,713
Cost of revenues.................     647      655      895    1,274    1,505
                                  -------  -------  -------  -------  -------
Gross profit (loss)..............      (8)      44       48     (171)     208
Operating expenses:
 Product development.............     671      808    1,055    1,268    1,322
 Sales and marketing.............     822      849    1,118    1,395    2,079
 General and administrative......     330      413      571      632      938
 Deferred compensation
  amortization...................      --       --       --       18       67
                                  -------  -------  -------  -------  -------
  Total operating expenses.......   1,823    2,070    2,744    3,313    4,406
                                  -------  -------  -------  -------  -------
Loss from operations.............  (1,831)  (2,026)  (2,696)  (3,484)  (4,198)
Interest income (expense), net...       7       11      (39)     (27)       8
                                  -------  -------  -------  -------  -------
Net loss......................... $(1,824) $(2,015) $(2,735) $(3,511) $(4,190)
                                  =======  =======  =======  =======  =======
Non-Financial Operating Data:
Number of transactions
 processed.......................     870    1,193    2,473    4,024    5,800

   Revenues increased during each quarter of 1998 and the first quarter of 1999 due to increases in transaction volumes and, to a lesser extent, increases in merchant support services. The increase in cost of revenues during each quarter of 1998 and the first quarter of 1999 is due to an increase in cost related to operations, infrastructure and the hosting of our servers at third-party hosting centers in the United States and United Kingdom, and to a lesser extent, increases in merchant support personnel throughout the period. Product development expense increased during each quarter of 1998 and the first quarter of 1999 principally due to an increase in product development personnel. Sales and marketing expense increased in the three months ended December 31, 1998 and March 31, 1999 due to an increase in sales and marketing personnel and increases in sales commissions. The increase in general and administrative expense in the three months ended March 31, 1999 is due to increased recruiting expenses, accounting and outside service expenses and additional headcount. The deferred compensation amortization represents the amortization of unearned compensation in connection with the grant of certain stock options during 1998 and 1999 at exercise prices less than the deemed fair value on the respective dates of grant.

Liquidity and Capital Resources

   Our cash and cash equivalents increased by approximately $5.4 million from December 31, 1997 to March 31, 1999. This increase resulted from our receipt of approximately $16.5 million in proceeds from the sale of equity securities and issuance of an unsecured convertible note payable for $3.0 million to an officer and stockholder, which was partially offset by our net losses during 1998 and the three months ended March 31, 1999. Our investment in property and equipment was approximately $2.0 million, excluding approximately $0.9 million of property and equipment financed under capital leases, during the period from December 31, 1997 to March 31, 1999.

   Net cash used in our operating activities was approximately $8.9 million in 1998 and approximately $3.1 million for the three months ended March 31, 1999. Cash used in operations in 1998 and the months ended March 31, 1999 was primarily due to our net losses and increases in current assets, offset by depreciation and amortization and increases in accounts payable and accrued liabilities.

   Net cash used in investing activities was approximately $1.4 million during 1998 and approximately $0.5 million during the three months ended March 31, 1999 and was comprised primarily of purchases of furniture and equipment for new employees, and leasehold improvements related to office expansions in both periods. Our planned capital expenditures for the remainder of 1999 are approximately $4.5 million, primarily for capital equipment used in our network infrastructure.

   Net cash provided by financing activities was approximately $19.4 million in 1998 and approximately $0.1 million for the three months ended March 31, 1999. Net cash provided by financing activities in 1998 was due primarily to proceeds from our issuance of a convertible note payable of $3.0 million and proceeds from the issuance of preferred stock of $16.5 million.

   We believe that the net proceeds from this offering, together with our current cash balances, will be sufficient to meet our working capital and capital requirements for at least the twelve months immediately following the offering. However, our future capital requirements will depend on many factors including the level of investment we make in new businesses, new products or new technologies. To the extent that the funds generated by this offering, together with existing resources and future earnings, are insufficient to fund our future activities, we may need to obtain additional equity or debt financing. Additional funds may not be available or, if available, we may not be able to obtain them on terms favorable to our stockholders and us.

Year 2000 Readiness Disclosure

   State of Readiness. We utilize a number of computer software programs and operating systems across our entire organization, including applications used in financial business systems and various administrative functions. To the extent that our software applications contain source code that is unable to appropriately interpret the upcoming Year 2000 and beyond, some level of modification or replacement of such applications will be necessary. We believe that our internal Year 2000 issues are limited to information technology, or IT, systems such as software programs and computer operating systems, and we are working closely with the suppliers of such systems to ensure that all systems are Year 2000 compliant. Employing a team made up of internal personnel, we have completed our identification of IT systems that are not yet Year 2000 compliant and have commenced modification or replacement of non-compliant systems as necessary. We anticipate that modification or replacement and testing of these systems will be completed by September 1999.

   We are highly dependent on a few personal computer manufacturing companies for our supply of desktop hardware and peripherals. To the extent that Year 2000 issues affect these suppliers' ability to deliver on schedule, we must review the suppliers' plans for Year 2000 compliance and satisfy ourselves that they have made the necessary modifications to or replacement of their affected systems. We have requested these plans and will evaluate them as they are received. We anticipate that this evaluation will be completed by May 1999. We will rely primarily on the suppliers' commitments to accomplish this task but have no contractual commitment from the suppliers regarding Year 2000 issues.

   Costs of Addressing Year 2000 Issues. Given the information known at this time about our non-compliant systems, coupled with ongoing, normal course-of-business efforts to upgrade or replace critical systems, as necessary, we do not expect Year 2000 compliance costs to have any material adverse impact on our business. We estimate that total costs for the Year 2000 compliance assessment and remediation will not exceed $100,000. The costs of this assessment and remediation will be paid out of general and administrative expenses.

   Risks of Year 2000 Issues. In light of our assessment and remediation efforts to date, and the planned, normal course-of-business upgrades, we believe that any residual Year 2000 risk is limited to non-critical business applications and support hardware. No assurance can be given, however, that all of our systems will be Year 2000 compliant or that compliance will not have a material adverse effect on our business. We also do not have any assurance that the manufacturers who supply desktop hardware or software for us will be Year 2000 compliant with their internal systems; a reduction in the supply of desktop hardware or software from these suppliers could have a material adverse effect on our business. In this case, we will find alternate suppliers of desktop hardware and software.

   Contingency Plans. We believe that, if our suppliers are not Year 2000 compliant, the reasonably likely worst case would be that we would be unable to receive desktop hardware and software from them on a timely basis which would disrupt employee productivity and could materially adversely affect our business. We plan to develop a contingency plan for all operations to address the most reasonably likely worst case scenarios regarding Year 2000 compliance. We expect this contingency plan to be completed by July 1999.

Qualitative and Quantitative Disclosures about Market Risk

   We provide our services to customers primarily in the United States and, to a lesser extent, in Europe and elsewhere throughout the world. As a result, our financial results could be affected by various factors, including changes in foreign currency exchange rates or weak economic conditions in foreign markets. All sales are currently made in U.S. dollars or pound sterling. A strengthening of the dollar or the pound sterling could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates. Due to the nature of our short-term investments, which are primarily money market funds, we have concluded that there is no material market risk exposure.

                                    BUSINESS

Overview

   We are a leading developer and provider of real-time e-commerce transaction processing services. Through our CyberSource Internet Commerce Suite, we offer solutions to online merchants for global payment processing, fraud prevention, tax calculation, export compliance, territory management, delivery address verification and fulfillment management.

Industry Background

 The Rapid Growth of Internet Commerce

   As the Internet has become an increasingly important communications medium, merchants and consumers have begun using the Internet to buy and sell goods and services. According to International Data Corporation, or IDC, the number of Internet users worldwide will grow from an estimated 97 million at the end of 1998 to an estimated 320 million by 2002. Increasingly, these Internet users are becoming online consumers. IDC forecasts that the actual number of Web buyers worldwide will expand from 28 million in 1998 to approximately 128 million in 2002 and that the amount of worldwide commerce conducted over the Web will increase from $50 billion in 1998 to approximately $734 billion in 2002.

   E-commerce offers both merchants and consumers numerous benefits:

  . Merchants and consumers can interact 24 hours a day, 7 days a week, regardless of their respective locations.

  . Merchants can customize Web site content to match the needs and preferences of individual users by transparently personalizing content for each user.

  . The online store enables merchants to readily increase the number of products and services offered, thereby enhancing the product selection available to customers.

  . Online merchants can avoid investments in physical retail locations.

  . Much of the interaction between merchants and consumers can be automated, resulting in reduced selling costs.

These benefits allow merchants to focus on growing their customer bases and to market and sell their products around the world in a cost-effective and efficient manner.

   The early adopters of e-commerce were often Internet-centric companies, such as Amazon.com and Beyond.com, which were founded specifically to transact business on the Internet. Today, many businesses consider it essential to offer their goods and services online, and traditional retailers such as department stores, car dealers, and toy stores have opened online stores to supplement their traditional retail models. An increasingly broad selection of products is now being sold online, ranging from the initial online product offerings of books, music, computers and software to more traditional consumer goods such as automobiles, clothes, movie tickets, vitamins and even such personal products as prescription drugs. Accordingly, the need for online transaction processing is affecting virtually all industries.

 Transaction Processing Demands

   To succeed online, a merchant must attract customers to its Web site and provide an appealing and easy-to-use environment that encourages customers to place an order by clicking on the "buy" button. Once the customer places an order, the merchant must process the order by effectively and efficiently executing numerous transactions. With the rapid increase in the number of online merchants and the vast array of products and services becoming available online, competition among online merchants is increasingly intense. Due to these competitive pressures, merchants must focus their resources on attracting customers to their Web sites and providing compelling content to keep customers in their online stores. However, as a merchant succeeds in these efforts, the increased number of resulting orders creates another set of complex challenges. These challenges include:

  . Payment processing. The vast majority of online consumer purchases are conducted using credit cards. These credit card transactions should be processed in real-time to confirm an order while the customer is online. Increasingly, merchants are also seeking to process transactions in local currencies around the world.

  . Fraud prevention. Because of the anonymity offered by the Internet and the speed with which one can make purchases, the opportunity for fraud is significant. In e-commerce transactions, because the credit card is not present, a merchant is generally held liable by its bank for the full value of the transaction in the event of credit card fraud even if a pre-authorization had been obtained. Online merchants must find ways to combat this fraud to avoid losing both the product being sold and the related revenue.

  . Sales Tax/VAT. An online merchant must comply with many different national, state and local sales tax/value added tax (VAT) regulations that vary depending on merchant and customer locations or product type.

  . Export compliance. Online merchants must ensure that a proposed transaction complies with complex, rapidly changing export regulations that restrict the export of some goods to prohibited countries, persons and entities.

  . Territory management. A transaction may be subject to policies and restrictions imposed by manufacturers that may prohibit the merchant from selling products to customers in certain locations.

  . Fulfillment management. Online orders for physical goods must be transmitted to fulfillment centers, distributors or merchant-owned distribution centers for shipment of the goods.

   The online merchant must often address these demands while the customer is waiting online. Information that a traditional retailer can collect during a period of hours, such as fraud screen or export restrictions, often must be available to the online merchant immediately. In addition, the merchant must have an e-commerce system that scales as the business grows, provides a high level of reliability and handles peak loads. The merchant's e-commerce system should also integrate smoothly into its existing business and technology and must support secure, authenticated messaging.

 Evolution of E-commerce Transaction Processing Solutions

   Early adopters of e-commerce business models typically developed custom transaction processing systems. Merchants that built these solutions often faced long development cycles, which delayed their time-to-market. These custom solutions often had limited functionality and scalability and high ongoing maintenance costs.

   More recently, online merchants have attempted to address their transaction processing needs by either purchasing or outsourcing discrete solutions. Merchants that turn to discrete solutions like payment processing are still faced with the need to address other potentially costly and time-consuming transaction processing issues like fraud screening or export control. In addition, merchants that purchase discrete solutions often discover that these solutions cannot scale as their business grows.

   As the Internet becomes an essential marketplace, merchants seek e-commerce service providers with the expertise to deliver a comprehensive solution that shortens time-to-market and maximizes the value of their investment. This transaction processing solution should be available at a low initial and overall cost and, at the same time, be scalable to support the growth of the online business. A solution should also allow the merchant to maintain control over its online content and customer relationships and to integrate new services easily.

The CyberSource Solution

   We are a leading developer and provider of real-time e-commerce transaction processing services. Through our CyberSource Internet Commerce Suite, we offer online merchants a solution to the challenges of Internet transaction processing. Key benefits of our solution include:

  . Faster Time-To-Market. Our services and technical support enable online merchants to begin processing transactions without lengthy or costly integration efforts. Our services are invoked by a single common interface installed on a merchant's commerce server. This interface may be easily installed with a "plug-in" which is offered for many popular commerce servers such as those offered by BroadVision, IBM and Microsoft. In addition, we have developed our software libraries to run on most operating systems including Microsoft NT, UNIX (Sun Solaris, HP UX, IBM AIX, and others) and Linux.

  . Access to Comprehensive Suite of Services. We provide merchants with on-demand, online access to services that address a broad spectrum of e-commerce transaction processing issues related to global payment processing, fraud prevention, tax calculation, export compliance, territory management, delivery address verification and fulfillment management.

  . Enhanced Merchant Flexibility and Control. Our comprehensive transaction processing solution enables the merchant to choose transaction services a la carte on a per order basis. The merchant has the flexibility to purchase any or all of our offered services for each order as needed. In addition, because our services are provided transparently to the customer, merchants retain complete control over their customers' buying experiences.

  . Global Reach. Our services are used by merchants in many countries throughout the world. We have established a network of virtual data centers in 19 countries on 6 continents. In addition, our payment gateways currently support over 100 currencies and provide sales tax/VAT calculations for all Canadian provinces and all countries in the European Union in addition to all United States jurisdictions.

  . Reduced Overall Costs. Our services enable merchants to effectively process online transactions without the cost of developing and maintaining their own complex transaction processing systems and infrastructure. Furthermore, our services lower transaction costs by reducing fraud and avoiding the shipment of goods to undeliverable physical addresses in the United States and Canada.

   The technology underlying our e-commerce transaction processing services provides the following benefits:

  . Scalability. Our services allow merchants to deliver consistent quality of service as transaction volumes grow, and to handle daily and seasonal peak periods. As a result, merchants do not have to expand these areas of their transaction processing infrastructure as their businesses grow.

  . High Reliability. Our systems are engineered to provide high reliability, and we provide transaction processing 24 hours a day, 7 days a week. In addition, we offer our merchants support 24 hours a day, 7 days a week.

  . Secure Messaging. All communications between the merchant's Web server and our system are facilitated by our Simple Commerce Messaging Protocol, or SCMP. This encrypted protocol allows for digital signature processing, message integrity, and identity verification of all communications between the merchant and us.

  . Real-Time Responses. Because our services enable online merchants to process e-commerce transactions in real-time, merchants can improve their level of customer satisfaction and reduce their support costs by avoiding delayed responses and minimizing the need for follow-up communications.

Strategy

   Our objective is to be the leading worldwide provider of real-time e-commerce transaction processing services. Key elements of our strategy include the following:

   Enhance and Extend Our Suite of E-commerce Services. We intend to build upon our scalable, state-of-the-art transaction processing systems to enhance the services we currently offer. By continuing to invest resources in our core transaction processing engine, CyberSource Commerce Engine, we intend to further improve availability, reliability and scalability. Based on input from our merchants, we plan to introduce new services to solve e-commerce problems as they emerge. For example, in response to merchant demand, in March 1999, we introduced as part of our service suite delivery address verification, which uses database and artificial intelligence technologies to determine whether the merchant's customer has supplied a deliverable street address in the United States or Canada. To supplement our internal development efforts, we will also consider acquisitions of complementary technologies and companies.

   Expand Merchant Customer Base through Improved Brand Recognition and Increased Marketing. To date, we have made limited investments in marketing and branding. We intend to substantially increase our marketing and promotional programs, including brand recognition, advertising and public relations efforts, to capitalize upon our advantage as an early leader in the e-commerce transaction processing services market. We also intend to increase the size of our direct sales force and enter into additional collaborative relationships to generate new merchant customers as well as to increase the number of transaction services used by our existing merchants.

   Leverage Partnerships to Drive Transactions. We intend to leverage our relationships with our channel partners including First Data Corp., Microsoft and Paymentech and our strategic relationships with GE Capital's Equity Capital Group and Visa International to increase our transaction volume and create new markets. We intend to enter into additional relationships with other companies that offer similar benefits.

   Increase International Presence and Operations. We intend to expand the availability and brand recognition of our services throughout the world. For example, we plan to offer payment processing services in all major currencies and sales tax/VAT services in all major nations. In addition, we expect to expand our e-commerce infrastructure through new relationships outside the United States and to increase our international direct sales force.

   Build Organization Around the Merchant. We will continue to focus on the needs of our merchants and build our services and organization accordingly. For example, we have established a merchant advisory board which provides us with valuable feedback on how to improve existing services and identifies potential new services. In addition, we conduct market research utilizing focus groups and customer surveys to learn more about our market and business opportunities. Our merchant customers benefit from the collective experience of over 400 merchants as we improve existing services and develop new services.

CyberSource Services

   CyberSource provides a suite of e-commerce transaction processing services designed to simplify merchants' operations and allow them to focus on marketing and merchandising tasks required for their online businesses. Our services are transparent to the merchant's customers. We also offer digital product rights management and professional services.

 CyberSource Internet Commerce Suite

   The CyberSource Internet Commerce Suite is offered to online merchants worldwide on a remotely accessed, pay-per-transaction basis. All of our services are accessible through a common client interface residing on the merchant's Web server. The diagram below illustrates our Internet Commerce Suite.

[The graphics depicts a replica of the on screen button with the word "BUY" on the button. Next to the button are six connected circles labeled from left to right "Calculate Tax", "Authorize Payment", "Screen For Fraud", "Verify Delivery Address", "Check Export Compliance" and "Check Distribution Policies". An arrow points to a box labeled "Fulfill Order or Provide Access" which has a line connecting it to two options (1) on top "Physical Product Shipment" which has two connected circles, the first one labeled "Message Fulfillment Center" and the second labeled "Settle Payment" between the two circles the line is labeled "Product Shipment"; (2) on bottom "Digital Products and Services" which has two connected circles, the first one labeled "Issue Rights Deliver Product" and the second labeled "Settle Payment". Below this group connected by a dotted line is a box entitled "Digital Property Preparation, Warehousing, Rights Management".]

   The CyberSource Internet Commerce Suite currently consists of:

  Tax Services                 Our tax service calculates sales and use taxes
                               for over 7,000 taxing jurisdiction in the United States and Canada. The service also supports VAT calculation for all countries in the European Union and many others outside the European Union, enabling businesses to comply with most international VAT regulations.

  Payment Services             We provide secure, real-time credit card
                               processing services for all major card brands through major processing gateways in the United
                               States and Europe. We support transactions in over 100 currencies, including the Euro.

  Risk Management Services     Our industry-leading Internet fraud screening
                               system uses artificial intelligence, in
                               conjunction with an extensive transaction history database, to allow Internet merchants to predict and control fraud. The service, which typically returns a predictive score in fewer than ten seconds, significantly reduces our merchants' risk of fraud losses.

  Distribution Control         We provide a range of distribution control
  Services                     services to help ensure merchants comply with
                               corporate, partner, and government policies for product and service sales. They include:

                               . Export control. Through this service, we help
                                 to ensure that online merchants comply with United States Government export regulations, monitoring order acceptance against a rapidly changing list of denied countries, persons or entities and electronically verifying the customer's location using our geolocation technology.

                               . Policy control. We offer this distribution
                                 control service to assist merchants in
                                 complying with internal corporate policies and partner marketing and distribution agreements for product sales. Specifically, this service allows merchants to limit product or service distribution to specific territories requested by the business, thereby ensuring compliance with marketing policies or distribution agreements.

  Fulfillment Management       We support a number of services to help online
  Services                     merchants manage physical and digital product
                               delivery in a secure, efficient fashion. These include:

                               . Fulfillment messaging. We provide secure
                                 fulfillment messaging to simplify the
                                 transmission of online orders to fulfillment centers, distributors, and merchant-owned distribution centers. The service handles all message routing and supports secure-mail, file
                                transfer protocol and electronic data
                                interchange formats. In addition, this service works in conjunction with our payment services to comply with card association rules regarding settlement upon product shipment.

                               . Delivery address verification. This service
                                 is designed to prevent merchants from
                                 shipping goods to incorrect physical
                                 addresses in the United States and Canada.
                                 This service identifies undeliverable
                                 addresses while the customer is still online so that discrepancies can be resolved immediately. This service utilizes database and artificial intelligence technologies to confirm in real-time that city/state/zip combinations are correct and that streets and street addresses are valid.

                               . Secure digital delivery. We use patented
                                 technology and digital certificates to
                                 provide simple, secure, electronic delivery of digital content, such as software, music, images and documents. Globally distributed servers provide geographic distribution efficiency.

 Digital Products Rights Management

   We provide online digital product registration services which allow digital property owners to specify licensing and distribution conditions. Digital property owners may designate agents authorized to sell or distribute their property, and assign distribution controls by product or geographic location. We maintain secure digital warehouses for property owned by, or authorized to be sold by, the transacting merchant. Digital products may be archived in the digital warehouses indefinitely to support returns and replacement.

 Professional Services

   Our professional services organization provides business application expertise, technical know-how, and product knowledge to complement our products and assist our merchants in achieving faster time-to-market. Our professional services include planning, implementation, and training. Our planning services include system and resource evaluation, back-office commerce system design, order fulfillment strategies and commerce applications assessment and recommendations. Our implementation services include project management, merchant bank account acquisition, commerce application configuration and activation and commerce application testing and validation. Our training services include digital product preparation, customer service and support training and ongoing site maintenance.

Merchants and Markets

   We have a broad customer base from a variety of industry groups. Beyond.com accounted for 23.7% of our revenues in 1998 and 21.8% during the three months ended March 31, 1999. No other customer accounted for 10% or more of our revenues during 1997, 1998 or the three months ended

March 31, 1999. The following is a representative list of customers that have chosen to use our services:

    Hardware/Electronics               Media/Books                 Pharmaceutical
----------------------------  ----------------------------  ----------------------------
      Compaq Computer               Definitive Stock            Green Tree Nutrition
     Computerstore.com            Fawcette Publications            HealthShop.com
 Cybershop Electronics.net            Liquid Audio                  mybasics.com
      Western Digital               VarsityBooks.com

              Retail Merchandise                          Software
       --------------------------------       --------------------------------
                   BUY.COM                             Adobe Systems
            BuySafe International                        Beyond.com
             CyberShop eGift.com                        Egghead.com
                    K-Tel                        IBM Software Group (Lotus)
                 Shopping.com                              Remedy

   The following examples illustrate how customers are using our real-time e-commerce transaction processing services.

 BUY.COM

   BUY.COM, one of the Internet's fastest-growing superstores, uses our Internet Commerce Suite for payment, risk management and fulfillment management services. These services have allowed BUY.COM to keep pace with their sales growth, cut costs, speed time-to-market and mitigate fraud. At the same time, BUY.COM is maintaining its flexibility to integrate its transaction processing systems with its business processes. By using our services, BUY.COM was able to replace its existing, internally developed, e-commerce transaction processing system that had limited payment handling capabilities, did not integrate well with their back-office processes and was costly to maintain.

 Compaq Computer

   Compaq Computer, one of the world's largest personal computer manufacturers, sought to implement a Web-based commerce system that could meet their rigorous demands for secure, reliable, high-volume, highly scalable processing services. Compaq Computer had been working on increasing its visibility and revenue generating capability of its factory outlets operation. This operation had been selling direct via retail and telesales for four years. In 1998, Compaq Computer decided to commerce-enable the factory outlet Web site. Compaq Computer chose to use the CyberSource Internet Commerce Suite. In particular, they sought to leverage our tax and risk management services. As a result, the factory outlet Web site was able to benefit from our scalable on-demand processing power that handled their unpredictable transaction volumes and reduced overhead and fraud.

 VarsityBooks.com

   VarsityBooks.com, a leading online college bookstore, uses our payment services to overcome the limitations of its initial order processing strategy to accomodate a higher volume of customers more efficiently. Our solution enables VarsityBooks.com to fully automate its returns and credits processes, internally control the customer experience and still outsource the back-office processing for an economical per-transaction fee. As a result, they have reduced their overhead and administrative expenses.

Sales and Marketing

   Target customers for our e-commerce transaction processing services include Internet-centric merchants, including those who have developed custom transaction processing systems, established retailers that have opened online stores to supplement their traditional retail models and merchant aggregators that host Web sites for other merchants. We reach these merchants worldwide through a direct sales force as well as through an indirect sales channel that leverages existing sales and marketing infrastructures developed by our partners. In addition to our direct and indirect sales efforts, we work with several strategic partners to promote our e-commerce transaction processing services. As of March 31, 1999, we had a total of 49 persons in sales and marketing.

   Direct Sales. Our direct sales force is comprised of dedicated sales professionals that target medium to large Internet commerce merchants that focus primarily on business-to-consumer sales and typically process over 2,500 customer orders per month. In addition, these merchants typically maintain their own online stores. Our direct sales organization consists of account managers and territory managers. Our account managers focus on maintaining high merchant satisfaction and selling additional services to existing merchants, and our territory managers are responsible for attracting new merchants to our services.

   Indirect Sales Channel. Our indirect sales channel is divided into channel partners and merchant aggregators. Our channel partners include payment service providers, system integrators and commerce server providers.

  . Our payment service providers include First Data Corp., Paymentech and
    Vital Processing Services and represent coverage for a significant majority of domestic banks issuing credit card processing accounts.

  . Our systems integrators include iXL, Fort Point Partners, USWeb/CKS and other leading systems integrators that assist merchants in the design and development of their online stores.

  . Our commerce server providers include BroadVision, IBM, Intershop,
    Interworld, Mercantec and Microsoft.

   These companies design, develop, and distribute pre-packaged e-commerce platforms that allow our e-commerce transaction processing services solution to be seemlessly integrated.

   The merchant aggregators provide hosted online store solutions to their customers and include TicketMaster Online-CitySearch and Verio. Both channels refer and facilitate the sale of our e-commerce transaction processing services to their customer base.

   Strategic Partners. Our strategic partners include GE Capital's Equity Capital Group and Visa International . We work together with our strategic partners to enhance our existing suite of products, develop new services, and drive the adoption of industry standards while further increasing the visibility of our e-commerce solutions.

   Marketing. We use a variety of marketing activities to increase market awareness of our services and educate our target audience. In addition to building awareness of our brand, our marketing activities focus on generating leads for our sales efforts. To build awareness and attract new merchants we conduct various marketing and partnership programs including, advertising, public relations activities, referral programs, co-branded initiatives, virtual seminars and trade shows.

Merchant Support

   We provide a range of merchant support services to ensure a high level of performance and reliability and to enable merchants to get to market more quickly. We offer three levels of support services including account activation, standard support and premier support. All of these services include transaction reporting, fraud list updating and notification of scheduled and unscheduled system downtime and various self-help merchant support tools on our Web site.

   Account activation. Our account activation level service is intended for use by merchants that receive technical support from a technically qualified third party or organization that resells the CyberSource Internet Commerce Services. Account activation provides the ability to get merchants connected to the CyberSource Internet Commerce Services, configuration of all merchant IDs and account information, full test services, secure access to our online merchant support center and limited e-mail support.

   Standard support. Our standard support level is designed to provide support during regular standard business hours. Standard support provides all of the services of account activation as well as toll free technical support from 7 a.m. to 7 p.m., Pacific Time, Monday through Friday, from our merchant support group with a guaranteed four hour response. The standard support also includes email support with a guaranteed two hour response and an initial one hour project orientation conference call with our support professionals.

   Premier Support. Our premier support level provides the benefits of the standard support level with the addition of a dedicated merchant support engineer available 24 hours a day, 7 days a week, via toll-free telephone access or email with a two hour guaranteed response. Also included are a dedicated business account manager and a review to optimize fraud scoring and other Internet commerce services.

   Through toll-free numbers, our merchants can reach our support desk professionals around the clock. As of March 31, 1999, 19 of our employees were dedicated to merchant support.

Technology

   Our proprietary transaction processing system employs a modular architecture that was designed to scale rapidly and handle the transaction processing demands of our merchants across the Internet. This system is composed of multiple groups of servers and routers acting as a single point of contact for our merchants' transaction processing requirements. The primary software components of our system are the E-Transaction Databases, the Internet Commerce Engine, or ICE, the Internet Commerce Services Applications, the Simple Commerce Messaging Protocol, or SCMP, and the SCMP client. This system utilizes industry standards to maximize our compatibility with our merchants' e-commerce systems. In addition, we have implemented a global network of data centers and access points that are designed to minimize transaction processing time and system failures.

[The graphic depicts a main box with the words "CyberSource Data Center" above it. Inside the main box top center are the words "Internet Commerce Applications." Below is a row of seven boxes labeled from left to right "Tax Calculation," Global Payment Procedures," "Fraud Prevention," "Delivery Address Verification," "Territory Management," "Export Compliance," and "Fulfillment Management." Below is a box labeled "Internet Commerce Engine" and below that is a graphical representation of a disk labeled "eTransaction Databases." One zigzag line connects the main box with a box on the left. The line is labeled "Secure Commerce Messaging Protocol," the box is labeled "Merchant Commerce Server (SCMP Client)." To the right of the main box are four zigzag lines labeled from to bottom "Paymentech," "First Data Corp.," "NatWest," and "Other External Resources."]

E-Transaction Database Architecture

   Three primary databases form the core of our transaction processing system: the transaction process database which maintains information necessary to process each individual transaction; the decision support database, which processes reports and provides detailed information about merchants' transactions and the digital products rights management database, which manages and reports on the digital property rights that customers have purchased. Our transaction processing services rely on these databases to store the information necessary to process transactions. For example, our fraud prevention service relies upon a proprietary database of millions of transactions to assess the risk of fraud.

Internet Commerce Engine

   Our ICE manages work flow functions and the required communications between CyberSource commerce servers, our database and any external resources including First Data Corp., National Westminster Bank and Paymentech. Our Internet Commerce Engine is designed to meet the transaction processing demands of our merchants in a secure, fast, efficient, reliable, scalable and interoperable manner. Our ICE was designed to scale rapidly to handle peak transaction processing loads. Separate ICE servers share the transaction load from our merchants and provide for immediate backup services should any ICE server fail. Additional ICE servers can be readily added to our data centers to accommodate increased merchant demand.

Internet Commerce Services Applications

   We have developed a set of software applications that perform the services in our Internet Commerce Suite. These services include global payment processing, fraud prevention, tax calculation, export compliance, territory management, delivery address verification and fulfillment management. These applications contain the rules and logic necessary to provide our transaction processing services to merchants. The applications share resources with the ICE and databases which allow us to efficiently add new application services to meet our customers needs.

Simple Commerce Messaging Protocol

   We have developed the Simple Commerce Messaging Protocol, or SCMP, to enable efficient and secure connections between our ICE and our merchants. In order to ensure secure messaging, SCMP utilizes such industry standards as Data Encryption Standard, RSA/public key cryptography and digital certificates. SCMP enables our merchants to securely access our suite of commerce services. Most importantly, SCMP can be integrated into any software product that might require our application services.

SCMP Client

   Our services are invoked by a common programming interface, the SCMP client, residing on our merchants' commerce servers. This client may be easily installed with a "plug-in" that is available for most popular commerce servers including those offered by BroadVision, IBM and Microsoft. In addition, we have developed software libraries which act as a client and run on most operating systems including Microsoft NT, UNIX (Sun Solaris, HP UX, Linux, IBM AIX). A merchant can access our commerce services using either the plug-in or the software libraries that we have developed.

Industry Standards

   The implementation of our architecture is based on and complies with widely accepted industry standards. For example, the ICE utilizes industry standard components from industry leaders such as Cisco, Harbinger, Microsoft, Retail Logic, RSA Data Security, Sun Microsystems and Sybase. Adherence to industry standards provides compatibility with existing applications, enables ease of modification and reduces the need for software modules to be rewritten over time, thus protecting our merchants' investments.

Data Centers and Network Access

   Our data centers are located at leased facilities in San Jose, California and London, England. These data centers have multiple levels of redundant connectivity to the Internet, back-up power, fire suppression, seismic reinforcement and security surveillance 24 hours a day, 7 days a week. In addition we have 19 points of presence located on 6 continents that allow us to serve merchants globally. These points of presence provide rapid access to our suite of services and significantly reduce the number of Internet connections a transaction must pass through to reach us.

Product Development

   Our product development team is responsible for the design, development and release of our core infrastructure and services. We have a well-defined software development methodology that we believe enables us to deliver services that satisfy real business needs for the global market while meeting commercial quality expectations. We emphasize quality assurance throughout our software development lifecycle. We believe that a strong emphasis placed on analysis, design and rapid prototyping early in the project lifecycle reduces the number and costs of defects that may be found in later stages. Our development methodology focuses on delivery of product to a global market, enabling localization into multiple languages, multi-currency payment processing, global fraud detection, and local regulatory compliance from a single code base. As of March 31, 1999, we employed 38 persons in our product development organization.

   When appropriate, we utilize third parties to expand the capacity and technical expertise of our internal product development organization. On occasion, we have licensed third-party technology that we feel provides the strongest technical alternative. We believe this approach shortens time-to-market without compromising our competitive position or product quality.

Intellectual Property

   Our success depends upon our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret rights, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights.

   We have been issued one patent and have five applications pending. We investigate, define and prepare applications for new patents as a part of the standard product development cycle. Our engineering management team meets on a routine basis to harvest new invention disclosures from the various engineering and architecture groups. We cannot assure you that any patent application that we file will issue as a patent, and we cannot assure you that any patent issued to us will not be held invalid or unenforceable based on prior art or for any other reason.

   We believe that numerous patent applications relating to the Internet commerce field have been filed or have issued as patents. From time to time, in the ordinary course of business, we become aware of one or more patents of third parties that we choose to evaluate for a variety of purposes. Such purposes may include determining the general contents of such patents, reviewing the technological developments of their assignees, and determining whether our technology may overlap with such patents. We have not conducted any search to determine whether any of our products, services, or technology could be alleged to infringe upon any patent rights of any third party. We cannot assure you that none of our products, services, and technology infringes any patent of any third party.

   As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors, and corporate partners and into license agreements with respect to our software, documentation and other proprietary information. Despite these precautions, third parties could reverse engineer, copy or otherwise obtain our technology without authorization, or develop similar technology independently. While we police the use of our services and technology through online monitoring and functions designed into SCMP and our ICE, an unauthorized third-party may nevertheless gain unauthorized access to our services or pirate our software. We are unable to determine the extent to which piracy of our intellectual property or software exists. Software piracy is a prevalent problem in our industry. Effective protection of intellectual property rights is unavailable or limited in certain foreign countries. We cannot assure you that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our services or design around any intellectual property rights we hold.

   From time to time we may receive notice of claims of infringement of other parties' intellectual property rights. As the number of services in our market increases and functionalities overlap, companies such as ours may become increasingly subject to infringement claims. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to develop non-infringing technology or enter into licensing agreements. Such licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the proprietary rights on a timely basis, our business, operating results and financial condition could be materially adversely affected.

Competition

   The market for our services is intensely competitive and subject to rapid technological change. We expect competition to intensify in the future. Our primary source of competition comes from online merchants who develop custom systems. These online merchants who have made large initial investments to develop custom solutions may be less likely to adopt an outsourced transaction processing strategy. We also face competition from developers of other solutions for e-commerce transaction processing such as Clear Commerce, CyberCash, Digital River, Open Market and Hewlett-Packard (VeriFone). In the future, we may compete with large Internet-centric companies that derive a significant portion of their revenues from e-commerce and may offer, or provide a means for others to offer, e-commerce transaction processing services.

   Many of our competitors have longer operating histories, substantially greater financial, technical, marketing or other resources, or greater name recognition than we do. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Competition could seriously impede our ability to sell additional services on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future services obsolete, unmarketable or less competitive. Our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other solution providers, thereby increasing the ability of their services to address the needs of our prospective customers. Our current and potential competitors may establish or strengthen cooperative relationships with our current or future channel partners, thereby limiting our ability to sell services through these channels. Competitive pressures could reduce our market share or require the reduction of the prices of our services, either of which could materially and adversely affect our business, results of operations or financial condition.

   We compete on the basis of certain factors, including:

  . system reliability;

  . product performance;

  . breadth of service offering;

  . ease of implementation;

  . time to market;

  . customer support; and

  . price.

   We believe that we presently compete favorably with respect to each of these factors. However, the market for our services is still rapidly evolving, and we may not be able to compete successfully against current and potential competitors.

Facilities

   Our primary offices are located in approximately 27,782 square feet of space in San Jose, California under a lease expiring in January 2001. We also lease space for our sales and support offices in Weybridge, United Kingdom.

Employees

   As of March 31, 1999, we had a total of 146 employees, including 38 persons in Product Development, 49 persons in sales and marketing, 38 persons in consulting, customer support and training, and 21 persons in general and administrative services. None of our employees is represented by a labor union, and we consider employee relations to be good.

Legal Proceedings

   A former Vice President of Product Management filed a lawsuit against us in the Superior Court of California in Santa Clara County on April 8, 1999 seeking monetary and equitable relief. The plaintiff alleges several causes of action, including wrongful termination, defamation, fraud, and unfair business practices arising out of her three month employment with us. While we cannot assure you as to the outcome of this litigation, we believe the lawsuit is without merit, and we intend to vigorously defend against the claims asserted.

                                   MANAGEMENT

Officers, Directors and Key Employees

   Our officers, key employees and directors, their ages and their positions as of April 15, 1999, are as follows:

 Name                            Age Position(s)
 ----                            --- -----------
 Executive Officers
  William S. McKiernan..........  42 Chairman of the Board of Directors,
                                       President and Chief Executive Officer
  Anthony V. Bates..............  48 Executive Vice President of International
  Charles E. Noreen, Jr. .......  38 Vice President of Finance and
                                       Administration and Chief Financial
                                       Officer
  William E. Donahoo............  36 Vice President of Marketing
  Thomas A. Arnold..............  44 Vice President of Engineering and Chief
                                       Technology Officer
  Eric M. Wun...................  40 Vice President of Operations
  L. Evan Ellis, Jr. ...........  44 Vice President of North American Sales
 Key Employees
  Steven W. Klebe...............  43 Vice President of Strategic Alliances
  Anthony F. Quilici............  29 Vice President of Merchant Support
  Tracy Wilk....................  40 Vice President of Product Marketing
 Directors
  Bert Kolde(1)(2)..............  44 Director
  Linda Fayne Levinson(1)(2)....  57 Director
  Steven P. Novak(1)(2).........  51 Director
  Richard Scudellari(1)(2)......  42 Director and Secretary

----------------
(1) Member of Audit Committee.

(2) Member of Compensation Committee.

   William S. McKiernan founded CyberSource and has been our President and Chief Executive Officer since our inception in December of 1997. In 1994, Mr. McKiernan co-founded Beyond.com and was its Chief Executive Officer from its inception until 1998. He currently serves as Chairman of the Board of Directors of Beyond.com. From 1992 to 1994, Mr. McKiernan held a number of positions at McAfee Associates, Inc. (now known as Network Associates), including President and Chief Operating Officer, the positions he held during its initial public offering in October 1992. Prior to joining McAfee Associates in 1992, Mr. McKiernan was Vice President of Princeton Venture Research, Inc., an investment banking and venture consulting firm from 1990 to 1992. Mr. McKiernan has also held management positions with IBM/ROLM and Price Waterhouse. Mr. McKiernan holds a B.S. from Boston College and an M.B.A. from the Harvard Business School.

   Anthony V. Bates has served as our Executive Vice President of International since joining us in February 1997. From 1996 to 1997, Mr. Bates was Vice President of Worldwide Sales and Marketing for Serena Software International. From 1990 to 1996, Mr. Bates was President and Chief Executive Officer of Specialix, Inc., a leading international supplier of data communications products. Mr. Bates received an Honors Degree in Electronics and Electrical Engineering from Newcastle upon Tyne Polytechnic in the United Kingdom.

   Charles E. Noreen, Jr. has served as our Vice President of Finance and Administration and Chief Financial Officer since joining us in September 1998. Mr. Noreen was employed by RockShox, Inc., first as its Vice President and Chief Financial Officer from May 1996 to July 1998, then as its Vice President of Business Development from July 1998 to September 1998. Mr. Noreen was employed by Coopers & Lybrand L.L.P. from 1983 to 1996, where he was a partner from 1994 to 1996. Mr. Noreen received a B.S. in Business Administration from the University of Southern California.

   William E. Donahoo has served as our Vice President of Marketing since joining us in December 1998. From July 1998 to November 1998, Mr. Donahoo was Vice President of Marketing & Business Development for DigiCash, Inc. DigiCash filed for Chapter 11 bankruptcy protection in November 1998. From March 1997 to March 1998, Mr. Donahoo was Vice President of Marketing for Novonyx, a company which he co-founded. From October 1990 to March 1997, Mr. Donahoo was employed by Novell, Inc. where he held various positions including Vice President of Marketing for the Netware Product Group. Mr. Donahoo received a B.S. in Computer Science and an M.B.A. from Brigham Young University.

   Thomas A. Arnold has served as our Vice President of Engineering and Chief Technology Officer since joining us in March 1996. From October 1989 to March 1996, Mr. Arnold managed applications development at Silicon Graphics, Inc. Mr. Arnold received a B.S. in Public Administration at San Jose State University and an M.B.A. with an emphasis in Information Technology Management from Golden Gate University.

   Eric M. Wun has served as our Vice President of Operations since joining us in March 1999. From August 1998 to February 1999, Mr. Wun was Vice President of Operations for Corio, Inc. From December 1996 to August 1998, Mr. Wun was Vice President of Operations for Zip2 Corp. Mr. Wun was Vice President and Data Center Manager for Visa International from February 1992 to October 1996. Mr. Wun received a B.S. in Economics from the University of San Francisco.

   L. Evan Ellis, Jr. has served as our Vice President of North American Sales since joining us in April 1999. From 1990 to 1999, Mr. Ellis was with Silicon Graphics, Inc. where he was Senior Vice President of Field Operations for the Americas. From 1978 to 1990, Mr. Ellis was employed by International Business Machines in various sales and sales management roles. Mr. Ellis received a B.S. in Economics from the University of California, Los Angeles.

   Steven W. Klebe has served as Vice President of Strategic Alliances for CyberSource since January 1999. Prior to that, Mr. Klebe held several other positions, including Vice President of Sales and Marketing and Vice President of Business Development. From 1994 to 1997, Mr. Klebe was Vice President of Sales for CyberCash. From 1985 to 1994, Mr. Klebe was employed by VeriFone. Mr. Klebe received a B.S. in Marketing from Northeastern University.

   Anthony F. Quilici has served as our Vice President of Merchant Support since February 1999. From February 1998 to February 1999, Mr. Quilici served as Vice President of Operations, and from our inception in December 1997 until February 1998, he served as our Director of Operations. Prior to joining us, Mr. Quilici held various technical positions at Silicon Graphics, Inc. from 1992 to 1997. Mr. Quilici received a B.S. in Management Information Systems from California State University, Chico.

   Tracy Wilk has served as our Vice President of Product Marketing since joining us in April 1999. From 1992 to 1999, Mr. Wilk was Vice President of Strategic Alliances and Investments at Visa International. Mr. Wilk received a B.A. in Economics and an M.B.A. from the University of California, Berkeley.

   Bert Kolde has been a director of CyberSource since our inception in December 1997. Mr. Kole serves as a director, Vice President, Treasurer and Secretary of Vulcan Ventures Inc., Vice Chairman of the Portland Trail Blazers, Seattle Seahawks, Oregon Arena Corporation, and First and Goal Corporation. In addition, Mr. Kolde serves as President of the Paul G. Allen Virtual Education Foundation and the Paul G. Allen Forest Protection Foundation. Mr. Kolde co-founded Asymetrix Learning Systems, Inc. in 1985, and serves as Chairman of its Board of Directors. Mr. Kolde also serves as a director of MetaCreations Corporation, Precision Systems, Inc. and Beyond.com. Mr. Kolde holds a B.A. in Business Administration from Washington State University and an M.B.A. from the University of Washington.

   Linda Fayne Levinson has been a director of CyberSource since our inception in December 1997. Ms. Levinson has served as a principal of Global Retail Partners, L.P. since April 1997. From 1994 to 1997, she served as President of Fayne Levinson Associates, an independent general management consulting firm that advised major corporations and start-up entrepreneurial ventures. In 1993, Ms. Levinson was an executive with Creative Artists Agency, Inc. From 1989 to 1992, Ms. Levinson was a partner of Wings Partners, Inc., a merchant banking firm and was actively involved in taking Northwest Airlines private. From 1984 to 1987, Ms. Levinson was a Senior Vice President of American Express Travel Related Services, Inc. Prior to that, Ms. Levinson was a partner at McKinsey & Co. Ms. Levinson presently serves as a director of Administaff, Inc., Genentech, Inc., Jacobs Engineering Group, Inc., NCR Corporation and GoTo.com, Inc. as well as several privately-held companies. Ms. Levinson received her A.B. from Barnard College in Russian Studies, her M.A. from Harvard University in Russian Literature and her M.B.A. from New York University.

   Steven P. Novak has been a director of CyberSource since our inception in December 1997. Mr. Novak is the Managing Director heading C.E. Unterberg, Towbin's Internet Practice. From February 1993 to January 1998, Mr. Novak served as co-founder, President, and Chief Investment Officer of C.E. Unterberg, Towbin Advisors, a registered investment advisor. Mr. Novak also serves as a director of several privately held companies. Mr. Novak's prior affiliations include, among others, Forstmann Leff Associates, Sanford C. Bernstein & Company, Inc., and Harris Bankcorp. Mr. Novak holds a B.S. from Purdue University and an M.B.A. from the Harvard Business School.

   Richard Scudellari has been a director of CyberSource since our inception in December 1997. Mr. Scudellari has been a partner at Morrison & Foerster LLP since February 1999. From 1990 to January 1999 Mr. Scudellari was partner at Jackson Tufts Cole & Black, LLP. Mr. Scudellari holds a B.S. and J.D. from Boston College.

   We currently have authorized five directors. Our executive officers are appointed by, and serve at the discretion of, our Board of Directors. Each of our officers and directors, excluding non-employee directors, devotes substantially full time to our affairs. Our non-employee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors, officers or key employees. Two of the five members of our Board of Directors also serve as directors of Beyond.com.

Board Committees

   Our Audit Committee reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. Ms. Levinson and Messrs. Kolde, Novak, and Scudellari are the members of our Audit Committee.

   Our Compensation Committee establishes salaries, incentives and other forms of compensation for officers and other employees. This Committee also administers our incentive compensation and benefit plans. Ms. Levinson and Messrs. Kolde, Novak, and Scudellari are the members of the Compensation Committee.

Compensation Committee, Insider Participation and Interlocks

   None of the members of our Compensation Committee is an officer or employee of CyberSource. Two members of our Board of Directors also serve as members of the board of directors of Beyond.com. Other than with respect to Beyond.com, no interlocking relationship exists between our Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has such an interlocking relationship existed in the past.

Director Compensation

   We do not pay directors cash compensation for their services as directors or members of committees of the Board of Directors. We do reimburse them for their reasonable expenses incurred in attending meetings of the Board of Directors. In addition, each new non-employee director receives an option to purchase 5,000 shares of our common stock upon joining the Board of Directors. Each incumbent non-employee director is granted an option to purchase an additional 5,000 shares of our common stock thereafter annually on January 1. All options are immediately exercisable upon grant and remain subject of a right of repurchase as determined under the 1999 Plan. See "Stock Option Plans -- 1999 Plan."

Executive Compensation

   The following table sets forth certain information concerning compensation of our Chief Executive Officer and our other most highly compensated executive officers whose aggregate cash compensation exceeded $100,000 during the year ended December 31, 1998 (collectively, our "Named Executive Officers").

                           Summary Compensation Table

                                                                    Long-Term
                                      Annual Compensation          Compensation
                                 --------------------------------- ------------
                                                         Other      Securities
                                                         Annual     Underlying
Name and Principal Position       Salary     Bonus(1) Compensation   Options
---------------------------      --------    -------- ------------ ------------
William S. McKiernan
 President and Chief Executive
 Officer........................ $144,375(2)      --       --             --
Anthony V. Bates
 Executive Vice President of
 International..................  137,500    $36,500       --         77,500
Thomas A. Arnold
 Vice President of Engineering
 and Chief Technology Officer...  118,688      5,700       --         85,000
Gregory Quinn(3)
 Vice President Sales...........  118,693     53,400       --         65,000

----------------
(1) Includes bonus amounts earned in 1998 and paid in 1999.

(2) Does not include $60,000 in deferred compensation earned by Mr. McKiernan in 1994 as President of Beyond.com, allocated to us in connection with the spin off and paid to Mr. McKiernan in 1998.

(3) Mr. Quinn's employment with us terminated in March 1999.

                       Option Grants In Fiscal Year 1998

   The following table sets forth certain information for each of our Named Executive Officers concerning stock options granted to them during the fiscal year ended December 31, 1998.

                                                                            Potential
                                                                           Realizable
                                                                            Value at
                                                                             Assumed
                                                                         Annual Rates of
                                                                              Stock
                                                                              Price
                         Number of   Percent of                           Appreciation
                         Securities    Total                               for Option
                         Underlying   Options      Exercise                  Term(5)
                          Options    Granted to     Price     Expiration ---------------
                         Granted(1) Employees(2) Per Share(3)  Date(4)     5%      10%
                         ---------- ------------ ------------ ---------- ------- -------
William S. McKiernan....       --         --            --          --        --      --
Anthony V. Bates........   50,000       4.27%       $0.045     3/18/08   $13,789 $23,437
                           12,500       1.07        0.2000     3/18/08     1,572   3,984
                           15,000       1.28        0.5400     7/30/08     5,094  12,909
Thomas A. Arnold........   75,000       6.40         0.015     3/18/08    22,933  37,406
                           10,000       0.85        0.5400     7/30/08     3,396   8,606
Gregory Quinn...........   50,000       4.27        0.2000     3/18/08     6,289  15,937
                           15,000       1.28        0.5400     7/30/08     5,094  12,909

----------------
(1) Each of the above options was granted pursuant to our 1998 Stock Option Plan. 25% of the options granted vest one year from the date of grant. Thereafter the remaining 75% of the options granted vest monthly over the next three years.

(2) In the last fiscal year, we granted options to employees to purchase an aggregate of 1,170,998 shares.

(3) In determining the fair market value of our common stock, our board of directors considered various factors, including our financial condition and business prospects, our operating results, the absence of a market for our common stock and the risks normally associated with high technology companies. The exercise price may be paid in cash, check, promissory note, shares of our common stock, through a cashless exercise procedure involving same-day sale of the purchased shares or any combination of such methods.

(4) Options may terminate before their expiration dates if the optionee's status as an employee or consultant is terminated or upon the optionee's death or disability.

(5) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices.

   Aggregate Option Exercises In Last Fiscal Year and Year-End Option Values

   The following table sets forth certain information concerning exercises of stock options during the fiscal year ended December 31, 1998 by each of our Named Executive Officers and the number and value of unexercised options held by each of our Named Executive Officers on December 31, 1998.

                                                      Number of
                                                Securities Underlying     Value of Unexercised
                                               Unexercised Options at    In-the-Money Options at
                           Shares                 December 31, 1998       December 31, 1998(1)
                         Acquired on  Value   ------------------------- -------------------------
Name                      Exercise   Realized Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- -------- ----------- ------------- ----------- -------------
William S. McKiernan....       --         --        --           --           --            --
Anthony V. Bates........   17,187    $ 8,422     3,125       57,188       $5,500       $91,426
Thomas A. Arnold........   42,188     21,938     7,813       35,000       13,984        57,450
Gregory Quinn...........       --         --        --       65,000           --       217,200

----------------
(1) The value of "in-the-money" stock options represents the positive spread between the exercise price of stock options and the fair market value for our common stock of $3.62 per share as of December 31, 1998, as determined by our Board of Directors.

Stock Option Plans

   In March 1998, we adopted our 1998 Stock Option Plan. We reserved 1,900,000 shares of common stock for stock option grants under the 1998 Plan. Additionally, in January 1999, we adopted our 1999 Stock Option Plan. We reserved 2,500,000 shares of common stock for stock option grants under the 1999 Plan. The purpose of each plan is to enhance our long-term stockholder value by offering our employees, directors, officers, consultants, agents, advisors and independent contractors the opportunity to promote and participate in our growth and success, and to encourage these people to remain in our service and acquire and maintain stock ownership in us.

   As of March 31, 1999, options to purchase 2,035,575 shares of common stock were outstanding under the 1998 Plan and the 1999 Plan with exercise prices ranging from $0.0066 to $3.62 per share. As of March 31, 1999, options to purchase 1,389,934 shares were available for grant under the 1998 Plan and 1999 Plan and options for 974,491 shares had been exercised.

   Our Board of Directors or a committee appointed by the Board may administer the plans.

1999 Plan

   The administrator has the authority to select individuals who are to receive options under the 1999 Plan and to specify the terms and conditions of options granted (including whether or not such options are incentive or nonstatutory stock options), the vesting provisions, the option term and the exercise price. The 1999 Plan provides that we may grant incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 to employees, including our officers and employee directors, and we may grant nonstatutory stock options to employees and consultants, including non-employee directors.

   The exercise price of incentive stock options granted under the 1999 Plan shall equal the fair market value of our common stock on the date of grant (except in the case of grants to any person holding more than 10% of the total combined voting power of all classes of our, or any of our parent's or subsidiary's, stock in which case the exercise price shall equal 110% of the fair market value on the date of grant). The exercise price of nonqualified stock options shall not be less than 85% of the fair market value on the date of grant. Option holders may pay for an exercise in cash or other consideration, including a promissory note, as approved by the administrator.

   Generally, options granted under the 1999 Plan (other than those granted to non-employee directors) vest at a rate of 25% of the shares underlying the option after one year and the remaining shares vest in equal portions over the following 36 months, such that all shares are vested after four years. The form of stock option grant under the 1999 Plan used to grant options to our employees provides for accelerated vesting of half of all unvested shares upon involuntary termination of employment with us without cause occurring within one year of a change in control of CyberSource. Unless otherwise provided by the administrator, an option granted under the 1999 Plan generally expires 10 years from the date of grant (five years in the case of an incentive stock option granted to any person holding more than 10% of the total combined voting power of all classes of our, or any of our parent's or subsidiary's, stock or, if earlier, 30 days after the optionee's termination of employment or service with us or any of our affiliates for any reason other than termination for death or disability, or one year after termination for death or total and permanent disability and six months in the case of other types of disability). Options granted under our 1999 Plan are not generally transferable by the optionee except by will or the laws of descent and distribution and generally are exercisable during the lifetime of the optionee only by such optionee.

   In the event of (i) a merger or consolidation as a result of which the holders of our voting securities prior to the transaction hold shares representing less than 51% of our voting securities after giving effect to the transaction (other than a merger or consolidation with a wholly-owned subsidiary or where there is no substantial change in our stockholders and the options granted under the 1999 Plan are assumed by the successor corporation), or (ii) the sale of all or substantially all of our assets the successor corporation will assume or substitute the options we have granted under the 1999 Plan or shall provide substantially similar consideration to optionees as is provided to the stockholders. In the event the successor corporation refuses to assume or substitute outstanding options as provided above, or in the event of our dissolution or liquidation, outstanding options shall expire, notwithstanding any contrary terms in the grant, on a date specified in a written notice sent to all optionees (which date shall be at least 20 days after the date of the notice).

   The 1999 Plan also provides for automatic grants to non-employee directors. Each non-employee director, upon initial election or appointment to the Board of Directors, is entitled to receive options to purchase 5,000 shares of common stock, provided that such election or appointment does not occur within the last quarter of a given year. Thereafter, each non-employee director is entitled to receive options to purchase 5,000 shares of common stock annually on January 1 of each year, provided he or she is a non-employee director on the date of grant and has continuously been an active member of the Board of Directors for the year prior to the grant date. Options granted to non-employee directors pursuant to the automatic grant provisions of the 1999 Plan are immediately exercisable, nonqualified stock options with an exercise price equal to the fair market value of our common stock as of the date of grant and remain subject to a right of repurchase that lapses on June 30, 1999. Grants to non-employee directors are subject to the general requirements of the 1999 Plan.

1998 Plan

   The terms of options which we may grant under the 1998 Plan are generally the same as those we may grant under the 1999 Plan. However, under the 1998 Plan, the administrator may not grant options to an individual in any one fiscal year which would permit that individual to purchase more than 250,000 shares of common stock. The administrator may, however, grant a newly-hired optionee a one-time grant of an option to purchase up to an additional 250,000 shares of common stock. Also, the form of stock option grant used to grant options to our employees under the 1998 Plan does not provide for accelerated vesting as is provided in the form of stock option grant used to grant options to our employees under the 1999 Plan.

   Stock options previously granted under the plans to the executives and directors are described above under "Executive Compensation." At this time we cannot determine the number of shares of common stock that may be subject to options we grant in the future to our executive officers and other officers, key employees and directors.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of March 31, 1999 as adjusted to reflect the sale of shares offered hereby, by:

  . each person known by us to own beneficially more than 5% of the outstanding shares of common stock,
  . each of our directors,
  . each Named Executive Officer (see "Management--Executive Compensation"),
    and
  . all current executive officers and directors as a group.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 1999 are deemed outstanding. Percentage of beneficial ownership is based upon 17,548,848
shares of common stock outstanding prior to this offering and            shares
of common stock outstanding after this offering. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o CyberSource Corporation, 550 S. Winchester Blvd., Suite 301, San Jose, California 95128.

                                                                  Percent
                                                               Beneficially
                                                                 Owned(1)
                                                             -----------------
5% Beneficial Owners, Directors, Named Executive  Number of   Before   After
Officers                                            Shares   Offering Offering
------------------------------------------------  ---------- -------- --------
William S. McKiernan(1)..........................  5,328,729   29.0%
Bert Kolde(2)....................................  2,490,604   14.2
Vulcan Ventures, Inc.
 110 110th Avenue NE, Suite 550
 Bellevue, WA 98004..............................  2,480,604   14.1
Linda Fayne Levinson(3)..........................  1,936,639   11.0
Global Retail Partners, L.P. and its
 affiliates(4)
 2121 Avenue of the Stars, Suite 1630
 Los Angeles, CA 90067...........................  1,931,643   11.0
General Electric Capital Corporation(5)
 260 Long Ridge Road
 Stamford, CT 06927..............................  1,665,171    9.3
Steven P. Novak(6)...............................  1,565,632    8.9
Entities affiliated with C.E. Unterberg,
 Towbin(7)
 Swiss Bank Tower
 10 East 50th Street, 22nd Floor
 New York, NY 10002..............................  1,535,632    8.8
Thomas A. Arnold(8)..............................     60,313      *
Richard Scudellari(9)............................     45,000      *
Anthony V. Bates(10).............................     33,177      *
Gregory Quinn(11)................................     19,375      *
All executive officers and directors as a group
 (11 persons)(12)................................ 11,460,097   62.2%

----------------
  * Less than 1% of the outstanding common stock.

 (1) Includes 4,450,275 shares of common stock held my Mr. McKiernan, 49,725 shares of common stock held by members of Mr. McKiernan's immediate family and 828,729 shares of common stock issuable pursuant to a convertible promissory note. Mr. McKiernan disclaims beneficial ownership of the shares held by his immediate family.

 (2) Includes 2,480,604 shares held by Vulcan Ventures, Inc. Mr. Kolde is a director, the Vice President, Secretary and Treasurer of Vulcan Ventures, Inc. Mr. Kolde disclaims beneficial ownership of the shares owned by Vulcan, except for his proportional interest therein, if any.

 (3) Includes options to purchase 5,000 shares of common stock that vest within 60 days of March 31, 1999, held by Ms. Levinson. Also includes 1,931,639 shares held by Global Retail Partners, L.P. and its affiliates. Ms. Levinson is a principal of Global Retail Partners, L.P. Ms. Levinson disclaims beneficial ownership of these shares, except for her proportional interest therein, if any.

 (4) Includes 1,238,465 shares of common stock held by Global Retail Partners, L.P., 85,265 shares held by Global Retail Partners Funding, Inc., 80,509 shares held by GRP Partners, L.P., 369,038 shares held by DLJ Diversified Partners, L.P., 137,050 shares held by DLJ Diversified Partners-A, L.P., 13,202 shares held by DLJ ESC II, L.P., 8,114 shares held by DLJ ESC L.L.C. (collectively, the "Global Affiliates").

 (5) Includes warrants to purchase 283,955 shares of common stock that vest within 60 days of March 31, 1999, held by General Electric Capital Corporation.

 (6) Includes 1,535,626 shares of Common Stock held by the Unterberg Affiliates (as defined below). Mr. Novak disclaims beneficial ownership of these shares, except for his proportional interest therein, if any.

 (7) Includes 57,582 shares of Common Stock held by UT Capital Partners International, LDC (formerly UH Capital Partners International, LDC), 377,760 shares held by UT Technology Partners, LDC (formerly UH Technology Partners, LDC); 841,529 shares held by C. E. Unterberg Towbin Capital Partners I, L.P. (formerly Unterberg Harris Capital Partners I, L.P.); 176,798 shares held by Unterberg Harris Private Equity Partners, L.P.; 37,764 shares held by Unterberg Harris Private Equity Partners, CV and 44,199 shares held by C.E. Unterberg Towbin LLC (collectively, the "Unterberg Affiliates").

 (8) Includes options to purchase 18,125 shares of common stock that vest within 60 days of March 31, 1999, held by Mr. Arnold.

 (9) Includes options to purchase 5,000 shares of common stock that vest within 60 days of March 31, 1999, held by Mr. Scudellari.

(10) Includes options to purchase 15,990 shares of common stock that vest within 60 days of March 31, 1999, held by Mr. Bates.

(11) Includes options to purchase 19,375 shares of common stock that vest within 60 days of March 31, 1999, held by Mr. Quinn.

(12) Includes (i) options to purchase 44,115 shares of common stock that vest within 60 days of March 31, 1999, held by all directors and executive officers of CyberSource and (ii) 828,729 shares issuable pursuant to Mr. McKiernan's convertible promissory note.

                     TRANSACTIONS BETWEEN CYBERSOURCE AND
              ITS OFFICERS, DIRECTORS OR SIGNIFICANT STOCKHOLDERS

Relationship with Beyond.com

   In December 1997, we were spun-off from Beyond.com into a new Delaware corporation, now called CyberSource Corporation. In connection with the spin-off, Beyond.com issued our capital stock to their stockholders such that, following consummation of the spin-off, each of Beyond.com's stockholders held shares of common stock, Series A preferred stock, Series B preferred stock, and Series C preferred stock of CyberSource in equal number and ownership proportion and with the same rights as such stockholder had as a Beyond.com stockholder. On the date of the spin-off, Beyond.com employees were granted stock options in CyberSource based on the extent to which the employees' original options in Beyond.com were vested. Immediately following the spin-off, our employees maintained their outstanding vested stock options in Beyond.com and were granted additional stock options in CyberSource to the extent of their original options. The exercise prices of the original and additional option grants were adjusted to reflect the allocation of the fair market per share price between Beyond.com and our common stock, respectively, at the time of the spin-off.

   We have entered into certain agreements with Beyond.com for the purpose of defining the ongoing relationship between the two companies. Because four out of five of our directors were also directors of Beyond.com at the time these agreements were negotiated and members of our management team were formerly a part of the management team of Beyond.com, these agreements are not the result of arm's length negotiations. We qualify the following description of these agreements in their entirety by reference to the agreements, which have been filed as exhibits hereto.

   Under our Conveyance Agreement dated December 31, 1997, we received from
Beyond.com:

  . technology (including rights to all patent applications, trademarks and other of our intellectual property rights);

  . contracts and licenses with third parties; and

  . certain tangible assets in connection with credit card processing, fraud screening, export control, territory management and electronic fulfillment services.

In addition, we received employees engaged in the Internet commerce services business from Beyond.com.

   In connection with such transfer, we entered into an InterCompany Cross-License Agreement with Beyond.com in April 1998, which was amended in May 1998, pursuant to which Beyond.com granted us a non-exclusive, worldwide, perpetual, irrevocable, royalty-free license to (1) internally use technology related to electronic software distribution, and (2) use and sublicense its customer database for certain limited purposes in connection with fraud detection and verification. Under this agreement, we granted Beyond.com a worldwide, perpetual, irrevocable, royalty-free license to internally use our Sm@rtCert technology. We also granted Beyond.com the right to modify this technology for purposes of merging the technology into its Cache Manager technology (either alone or in combination with other software) for subsequent sublicense to enterprises and governmental agencies. The Cross-License Agreement further provides that the parties shall have joint ownership of certain utility tools made by the parties and allocates between us and Beyond.com the ownership of improvements, enhancements and modifications made by the parties to the Sm@rtCert and Cache Manager technology during 1999. The Cross-License Agreement also allocates between us and

Beyond.com the ownership of certain inventions each party made on or before June 30, 1998. Each party has agreed to indemnify the other against any third party claims regarding such licensee's use of the licensed technology that results in a claim against the licensor, except to the extent that such claim is based upon a claim that the licensed technology infringes upon any third party's intellectual property rights.

   We also entered into an Internet Commerce Services Agreement with Beyond.com, pursuant to which we agreed to provide certain services including credit card processing, fraud screening, export control, territory management and electronic fulfillment. This agreement expires on April 23, 2000, and automatically renews for an additional one-year term, unless otherwise terminated by either party. Pursuant to the terms of this agreement, Beyond.com agreed to indemnify us for an amount not to exceed $100,000 against any claim based upon an allegation that the software we distributed infringes upon any third party's intellectual property rights. We agreed to indemnify Beyond.com for an amount not to exceed $100,000 against any claim based upon an allegation that our services, or the use of any software we provided in connection with our services, infringes any third party's intellectual property rights.

Stock and Warrant Issuances

   Since our inception in December 1997, we have issued shares of common stock to certain insiders and shares of preferred stock in private placement transactions each as set forth below.

   In March and April 1998, we issued shares of Series D preferred stock in private placements to certain investors at a purchase price of $1.08 per share. In October and December 1998, we issued shares of Series E preferred stock in private placements to certain investors at a purchase price of $1.81 per share. Upon the closing of this offering, each two shares of Series D and Series E Preferred Stock convert into one share of common stock.

   The following table shows the number of shares of Series D and Series E preferred stock purchased by the listed investors:

                                             Number of Shares Number of Shares
                                               of Series D      of Series E
                                             Preferred Stock  Preferred Stock
Purchaser                                       Purchased        Purchased
---------                                    ---------------- ----------------
Vulcan Ventures Incorporated................     735,231         1,657,459
UT Technology Partners, LDC.................                       276,243
UT Capital Partners International, LDC......                        55,249
UH Technology Partners, LDC.................     294,092
C.E. Unterberg, Towbin Capital Partners I,
 L.P........................................                       176,796
C.E. Unterberg, Towbin LLC..................                        88,397
C.E. Unterberg, Towbin 401k Profit sharing
 Plan FBO Robert Matluck....................                        13,812
C.E. Unterberg, Towbin 401k Profit Sharing
 Plan FBO David Wachter.....................                         5,525
Thomas I. Unterberg.........................                        55,249
Unterberg Harris Private Equity Partners,
 L.P........................................      60,583            91,050
Unterberg Harris Private Equity Partners,
 C.V........................................      12,940            19,448
DLJ Diversified Partners, L.P...............     140,465           316,655
DLJ Diversified Partners-A, L..P............      52,164           117,596
DLJ ESC II, L.P.............................       8,113            18,289
GRP Partners, L.P...........................      30,643            69,082
Global Retail Partners Funding, Inc.........      32,456            73,162
Global Retail Partners, L.P.................     471,390         1,062,674
General Electric Capital Corporation........                     2,762,431

   Messrs. Novak and Kolde and Ms. Levinson, directors of our company, disclaim beneficial ownership of the shares of common stock now held by the Unterberg Affiliates, Vulcan and GRP and certain of its affiliates, respectively, except for any proportional interest held therein.

   Concurrent with the issuance of Series E preferred stock to General Electric Capital Corporation, we issued General Electric Capital Corporation warrants to buy 567,910 shares of Series E preferred stock with a weighted average exercise price of $2.64. These shares are convertible into 283,955 shares of our common stock.

Option Grants and Agreements with Executive Officers and Directors

   We granted options to the following directors to purchase shares of common stock on the date, for the number of shares, with an exercise price as indicated opposite each person's name:

                                                               Securities
                                                               Underlying Option
   Name                                          Grant Date(1)  Options   Price
   ----                                          ------------- ---------- ------
   Bert Kolde...................................    3/18/98       5,000   $0.045
                                                    3/18/98       5,000    0.200
                                                    1/18/99       5,000    3.620
   Linda Fayne Levinson.........................    3/18/98       5,000    0.200
                                                    1/18/99       5,000    3.620
   Steven P. Novak..............................    3/18/98      10,000    0.003
                                                    3/18/98      10,000    0.013
                                                    3/18/98       5,000    0.045
                                                    3/18/98       5,000    0.200
                                                    1/18/99       5,000    3.620

----------------
(1) Options with a grant date in 1998 are subject to the terms of the 1998 Plan. Options with a grant date in 1999 are subject to the terms of the 1999 Plan.

   Under the terms of an oral agreement between us and William S. McKiernan, our President, Chief Executive Officer and Chairman of our Board of Directors, we repaid, in two installments in December 1997 and January 1998, an aggregate of $105,000 for unpaid salary that we had accrued on Mr. McKiernan's behalf for services Mr. McKiernan provided to our predecessor, from whom we were spun-off, from the date of its inception through December 31, 1994.

   In August 1998, Mr. McKiernan loaned us $3,000,000 pursuant to a convertible promissory note that was amended and restated on October 21, 1998. In accordance with the terms of the convertible promissory note, the principal balance of $3,000,000 automatically converted into 828,729 shares of our common stock on the day immediately prior to the consummation of this offering at a price of $3.62 per share.

   We have entered into indemnification agreements with each of our executive officers and directors.

                          DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

   We are authorized to issue up to 50,000,000 shares of common stock and 25,000,000 shares of preferred stock. The following description of our capital stock is not complete and is qualified in its entirety by our Certificate of Incorporation and Bylaws, both of which were included as exhibits to the registration statement of which this prospectus forms a part, and by applicable Delaware laws.

Common Stock

   As of March 31, 1999, there were 17,548,848 shares of common stock
outstanding held of record by approximately       stockholders. The Board of
Directors may declare a dividend out of funds legally available and the holders of common stock are entitled to receive ratably any such dividends. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets. Holders of our common stock have no preemptive rights or other subscription rights to convert their shares into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

   The Board of Directors has the authority, without further action by the stockholders, to issue up to 25,000,000 shares of preferred stock in one or more series and to fix the privileges and rights of each series. These privileges and rights may be greater than those of the common stock. The Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Therefore, we could issue preferred stock quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, if we issue preferred stock, then the market price of common stock may decrease, and voting and other rights may be adversely affected. We have no plans to issue any preferred stock.

Warrants

   As of March 31, 1999, we had outstanding warrants to purchase an aggregate amount of 1,396,639 shares of Series E preferred stock which will be exercisable for an aggregate of 698,319 shares of common stock upon the closing of this offering. The right to purchase shares subject to these warrants terminates upon the consummation of this offering, unless the initial public offering price is less than $8.00 per share.

Certain Charter and Bylaw Provisions

   We are subject to Section 203 of the Delaware General Corporation Law which prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner, such as the approval of a majority of certain members of the Board of Directors. The term "business combination" includes mergers and stock and asset sales. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The effect of this statute could, among other things, make it more difficult for a third party to gain control of us, discourage bids for the common stock at a premium or otherwise adversely affect the market price of the common stock.

Limitation of Directors' and Officers' Liability; Indemnification

   Our Certificate of Incorporation includes provisions that limit the personal liability of our officers and directors for monetary damages for breach of their fiduciary duties as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. The Delaware General Corporation Law does not permit a provision in a corporation's certificate of incorporation that would eliminate such liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

   While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions described above apply to an officer of a corporation only if he or she is a director of such corporation and is acting in his or her capacity as director, and do not apply to the officers of the corporation who are not directors.

   Our Bylaws provide that, to the fullest extent permitted by the Delaware General Corporation Law, we shall indemnify our directors and officers. In addition, we anticipate that each director will enter into an indemnification agreement pursuant to which we will indemnify such director to the fullest extent permitted by the Delaware General Corporation Law. At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Registration Rights

   After the SEC declares this registration statement effective, and assuming we comply with various other requirements, the holders of approximately shares of common stock will hold registration rights. These rights are held under the terms of several agreements between us and various stockholders. Under the terms of these agreements, if we propose to register any of our securities under the Securities Act, either for our own account or for other security holders, we must give the holders of registration rights notice of such registration and include a portion of their shares of common stock in such registration at our expense. In addition, certain holders of registration rights may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock. We are required to use our commercially reasonable efforts to effect such registration. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of any offering to limit the number of shares included in such registration and our right not to effect a registration in certain specific situations. Under these agreements, we have agreed to bear all registration expenses (other than underwriting discounts and commissions and fees, and certain fees and disbursements of counsel of the holders of registration rights subject to certain limitations). We have agreed to indemnify the holders of registration rights against certain liabilities under the Securities Act. We are bearing all such costs related to the registration statement of which this prospectus is a part.

Listing

   Application has been made for quotation of our common stock on the Nasdaq National Market under the symbol "CYBS."

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is                .
Its address is                                                     , and its
telephone number is                     .

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, we will have              shares of common
stock outstanding based on shares outstanding as of March 31, 1999. Of these
shares, the         shares sold in this offering will be freely transferable
without restriction under the Securities Act, unless held by "affiliates" of CyberSource as that term is used under the Securities Act and the Regulations promulgated thereunder.

   The remaining 17,548,848 outstanding shares were sold by us in reliance on exemptions from the registration requirements of the Securities Act and are restricted securities within the meaning of Rule 144 under the Securities Act. Upon the expiration of agreements not to sell entered into with us, 120 days after the effective date approximately 2,570,945 shares will become eligible for sale subject to compliance with Rule 144. Beginning 180 days after the date of this prospectus, approximately 13,428,356 shares will become eligible for sale subject the provisions of Rule 144, Rule 144(k) or Rule 701 upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders of CyberSource. Beginning 180 days after the date of this prospectus, approximately 371,868 additional shares will become eligible for sale subject to vested options as of the Effective Date in compliance with Rule 701 and upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders. Any shares subject to lock-up agreements may be released at any time without notice by the underwriters.

                              Shares
                              First
 Days After Date of This     Eligible
 Prospectus                  for Sale                                  Comment
 -----------------------    ----------                                 -------
 Upon Effectiveness........             Freely tradeable shares sold in offering.
 120 days..................  2,570,945  CyberSource lockup released; shares saleable under Rules 144 and 701.
 180 days.................. 13,428,356  Underwriter lockup released; shares saleable under Rule 144 and 701.

   In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the Effective Date, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of common stock (approximately 2,570,945 shares immediately after this offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of CyberSource at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

   Any employee, officer or director of or consultant to CyberSource who purchased his or her shares prior to the Effective Date or who holds vested options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding-period restrictions, in each case commencing 90 days after the Effective Date. However, we and certain officers, directors and our other stockholders have agreed not to sell or otherwise dispose of any shares of our common stock for the 180-day period after the date of this prospectus without the prior written consent of the underwriters. See "Underwriting."

   As soon as practicable after the Effective Date, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under the 1998 Plan and the 1999 Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statements will become effective immediately upon filing.

   Prior to this offering, there has been no public market for our common stock, and any sale of substantial amounts in the open market may adversely affect the market price of our common stock offered in this offering.

                                  UNDERWRITING

General

   We intend to offer our common stock through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan & Co., PaineWebber Incorporated and C.E. Unterberg, Towbin are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of our common stock set forth opposite its name below.

                                                                        Number
        Underwriter                                                    of Shares
        -----------                                                    ---------
   Merrill Lynch, Pierce, Fenner & Smith
         Incorporated.................................................
   Pierce, Fenner & Smith.............................................
   J.P. Morgan & Co...................................................
   PaineWebber Incorporated...........................................
   C.E. Unterberg, Towbin.............................................
                                                                         ----
        Total.........................................................
                                                                         ====

   In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth in that agreement, to purchase all of the shares of our common stock being sold under the terms of the agreement if any of the shares of common stock are purchased. Under the purchase agreement, the commitments of non-defaulting underwriters may be increased.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

   The expenses of this offering, exclusive of the underwriting discount, are
estimated at $           and are payable by us.

   The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

   The shares of common stock will be ready for delivery in New York, New York
on or about             , 1999.

Commissions and Discounts

   The representatives have advised us that the underwriters propose initially to offer the shares of our common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to dealers
at such price less a concession not in excess of $    per share of common
stock. The underwriters may allow, and such dealers may allow, a discount not
in excess of $    per share of common stock to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

   The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                             Per  Without  With
                                                            Share Option  Option
                                                            ----- ------- ------
Public offering price......................................    $      $      $
Underwriting discount......................................  $      $      $
Proceeds, before expenses, to CyberSource..................  $      $      $

Over-Allotment Option

   We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of an additional shares of our common stock at the initial public offering price set forth on the cover of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated to purchase a number of additional shares of our common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

Reserved Shares

   At our request, the underwriters have reserved for sale, at the initial
public offering price, up to         of the shares offered hereby to be sold to
some of our employees, directors and other persons with relationships with us. The number of shares of our common stock available for sale to the general public will be reduced to the extent that those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

   We and our executive officers and directors have agreed not to directly or indirectly

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file any registration statement under the Securities Act relating to any shares of our common stock or

  . enter into any swap or other agreement or any other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of the prospectus. See "Shares Eligible for Future Sale."

Nasdaq National Market Listing

   Before this offering, there has been no market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters.

The factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, include the valuation multiples of publicly traded companies that the representatives believe to be comparable to us, some of our financial information, the history of, and the prospects for, us and the industry in which we compete, and an assessment of our management, its past and present operations, the prospects for, and timing of, future revenues of CyberSource, the present state of our development, the percentage interest of CyberSource being sold as compared to the valuation for CyberSource and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to the offering at or above the initial public offering price.

   Our common stock has been approved for listing on the Nasdaq National Market under the symbol "CYBS."

   The underwriters do not expect sales of our common stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered under the prospectus.

Price Stabilization and Short Positions

   Until the distribution of our common stock is completed, rules of the Commission may limit the ability of the underwriters and selling group members to bid for and purchase our common stock. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

   If the underwriters create a short position in our common stock in connection with the offering, i.e., if they sell more shares of our common stock than are set forth on the cover page of this prospectus, the underwriters may reduce that short position by purchasing our common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

Penalty Bids

   The underwriters may also impose a penalty bid on other underwriters and selling group members. This means that if the underwriters purchase shares of our common stock in the open market to reduce their short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

   In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

   Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, Palo Alto, California. As of March 31, 1999, a partner of Morrison & Foerster LLP owned 40,000 shares of our common stock and held an option to purchase an additional 5,000 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule and the financial statements and schedule of our predecessor division of Beyond.com corporation at December 31, 1997 and 1998 and for the period from March 20, 1996 (inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998, as set forth in their report. We have included our consolidated financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to CyberSource and our common stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center,
13th Floor, New York, NY 10048, and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                            CYBERSOURCE CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS

                     Years ended December 31, 1997 and 1998
               and for the period from March 20, 1996 (inception)
                              to December 31, 1996

                                    CONTENTS

Report of Ernst & Young LLP Independent Auditors........................... F-2

Audited Consolidated Financial Statements

Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations...................................... F-4
Consolidated Statement of Redeemable Convertible Preferred Stock, Division
 Equity and Stockholders' Equity (Net Capital Deficiency).................. F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-7

                REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

The Board of Directors and Stockholders
CyberSource Corporation

   We have audited the accompanying consolidated balance sheets of CyberSource Corporation as of December 31, 1997 and 1998, and the related consolidated statements of operations, redeemable convertible preferred stock, division equity and stockholders' equity (net capital deficiency), and cash flows of CyberSource Corporation and its predecessor division of Beyond.com Corporation for the period from March 20, 1996 (inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CyberSource Corporation at December 31, 1997 and 1998, and the consolidated results of operations and cash flows of CyberSource Corporation and its predecessor division of Beyond.com Corporation for the period from March 20, 1996 (inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998, in conformity with generally accepted accounting principles.

San Jose, California
February 18, 1999, except as
 to the first paragraph of
 Note 9, as to which the
 date is April 30, 1999

--------------------------------------------------------------------------------
   The foregoing report is in the form that will be signed upon the approval by the Company's shareholders of the 1 for 2 reverse stock split as described in
Note 9 of the Notes to the Financial Statements.

                                          /s/ Ernst & Young LLP

San Jose, California
April 30, 1999

                            CYBERSOURCE CORPORATION
             AND ITS PREDECESSOR DIVISION OF BEYOND.COM CORPORATION

                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)

                                                                      Pro Forma
                                                                     Stockholders
                                         December 31,                 Equity at
                                        ---------------   March 31,   March 31,
                                         1997    1998       1999         1999
                                        ------ --------  ----------- ------------
                                                         (Unaudited) (Unaudited)
                Assets
 Current assets:
   Cash and cash equivalents..........  $2,000 $ 11,111   $  7,423
   Accounts receivable, net of
    allowances of $332, $229, and $163
    at December 31, 1997 and 1998, and
    March 31, 1999....................     466      863      1,022
   Prepaid expenses and other current
    assets............................     118      411        646
                                        ------ --------   --------
     Total current assets.............   2,584   12,385      9,091
 Property and equipment, net..........   1,151    2,300      2,795
 Other noncurrent assets..............     --       290        264
                                        ------ --------   --------
     Total assets.....................  $3,735 $ 14,975   $ 12,150
                                        ====== ========   ========
 Liabilities and stockholders' equity
        (net capital deficiency)
 Current liabilities:
   Accounts payable...................  $  269 $    531   $    972
   Other accrued liabilities..........     128      969      1,348
   Deferred revenue...................     150      120        231
   Current obligations under capital
    leases............................      21      211        318
   Convertible note payable to an
    officer and stockholder...........     --     3,000      3,000
                                        ------ --------   --------
     Total current liabilities........     568    4,831      5,869
 Noncurrent obligations under capital
  leases..............................      33      256        426
 Commitments
 Redeemable convertible preferred
  stock:
   Designated shares--24,037,372
   Issued and outstanding shares--
    7,022,558 in 1997, 16,957,061 in
    1998 and 1999, and none pro forma
    (liquidation preference of $18,616
    at December 31, 1998 and March 31,
    1999, respectively)...............   2,097   18,911     18,911     $   --
 Stockholders' equity (net capital
  deficiency):
   Convertible preferred stock, $0.001
    par value:
     Authorized shares--25,000,000
     Issuable in series; see above as
      to series designated as
      redeemable and shares issued
   Common stock, $0.001 par value:
     Authorized shares--50,000,000
     Issued and outstanding shares--
      4,535,000 in 1997, 5,406,536 in
      1998, 5,531,991 in 1999, and
      16,021,800 pro forma............       5        5          6          16
   Additional paid-in capital.........   1,032    1,199      1,884      20,785
   Deferred compensation..............     --      (142)      (671)       (671)
   Accumulated deficit................     --   (10,085)   (14,275)    (14,275)
                                        ------ --------   --------     -------
     Total stockholders' equity (net
      capital deficiency).............   1,037   (9,023)   (13,056)    $ 5,855
                                        ------ --------   --------     =======
     Total liabilities and
      stockholders' equity (net
      capital deficiency).............  $3,735 $ 14,975   $ 12,150
                                        ====== ========   ========

                            See accompanying notes.

                            CYBERSOURCE CORPORATION
             AND ITS PREDECESSOR DIVISION OF BEYOND.COM CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                           Period From
                            March 20,
                               1996                                 Three Months Ended
                          (Inception) to Years Ended December 31,        March 31,
                           December 31,  ------------------------   --------------------
                               1996         1997          1998        1998       1999
                          -------------- ------------ ------------  ---------  ---------
                                                                        (Unaudited)
Revenues................     $   144     $       968  $      3,384  $     639  $   1,713
Cost of revenues........         137             324         3,471        647      1,505
                             -------     -----------  ------------  ---------  ---------
Gross profit (loss).....           7             644           (87)        (8)       208
Operating expenses:
  Product development...         338           2,300         3,802        671      1,322
  Sales and marketing...         425           1,988         4,184        822      2,079
  General and
   administrative.......         387             681         1,946        330        938
  Deferred compensation
   amortization.........         --              --             18        --          67
                             -------     -----------  ------------  ---------  ---------
Total operating
 expenses...............       1,150           4,969         9,950      1,823      4,406
                             -------     -----------  ------------  ---------  ---------
Loss from operations....      (1,143)         (4,325)      (10,037)    (1,831)    (4,198)
Interest income.........         --              --            108         11        103
Interest expense........         --              (13)         (156)        (4)       (95)
                             -------     -----------  ------------  ---------  ---------
Net loss................     $(1,143)    $    (4,338) $    (10,085) $  (1,824) $  (4,190)
                             =======     ===========  ============  =========  =========
Basic and diluted net
 loss per share.........                              $      (2.05) $   (0.40) $   (0.77)
                                                      ============  =========  =========
Shares used in computing
 basic and diluted net
 loss per share.........                                     4,918      4,535      5,465
                                                      ============  =========  =========
Pro forma basic and
 diluted net loss per
 share..................                              $      (0.86)            $   (0.26)
                                                      ============             =========
Shares used in computing
 pro forma basic and
 diluted net loss per
 share..................                                    11,740                15,955
                                                      ============             =========


                            See accompanying notes.

                            CYBERSOURCE CORPORATION
             AND ITS PREDECESSOR DIVISION OF BEYOND.COM CORPORATION

   CONSOLIDATED STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK, DIVISION
            EQUITY AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

               (In thousands, except share and per share amounts)

            Period from March 20, 1996 (inception) to March 31, 1999

                                                        Redeemable
                                                       Convertible     Division
                                                     Preferred Stock    Equity
                                                    ------------------ --------
                                                      Shares   Amount   Amount
                                                    ---------- ------- --------
Funding provided by Beyond.com
 Corporation..................                             --  $   --  $ 1,564
Net loss and comprehensive
 loss.........................                             --      --   (1,143)
                                                    ---------- ------- -------
Balance at December 31, 1996..                             --      --      421
Funding provided by Beyond.com
 Corporation..................                             --      --    7,051
Net loss and comprehensive
 loss.........................                             --      --   (4,338)
Incorporation of CyberSource
 and issuance of redeemable
 convertible preferred stock
 and common stock in December
 1997 upon capital stock
 dividend from Beyond.com
 Corporation..................                       7,022,558   2,097  (3,134)
                                                    ---------- ------- -------
Balance at December 31, 1997..                       7,022,558   2,097     --
Issuance of common stock under
 stock option plan............                             --      --      --
Issuance of Series D
 redeemable convertible
 preferred stock, net of
 issuance costs of $20........                       1,851,850   1,980     --
Issuance of Series E
 redeemable convertible
 preferred stock, net of
 issuance costs of $114.......                       8,082,653  14,516     --
Issuance of warrants to Visa
 and GE Capital...............                             --      318     --
Deferred compensation related
 to stock option grants.......                             --      --      --
Amortization of deferred compensation..                    --      --      --
Net loss and comprehensive
 loss.........................                             --      --      --
                                                    ---------- ------- -------
Balance at December 31, 1998..                      16,957,061  18,911     --
Common shares issued for
 services (unaudited).........                             --      --      --
Issuance of common stock under
 stock option plan
 (unaudited)..................                             --      --      --
Deferred compensation related
 to stock option grants
 (unaudited)..................                             --      --      --
Amortization of deferred
 compensation (unaudited).....                             --      --      --
Net loss and comprehensive
 loss (unaudited).............                             --      --      --
                                                    ---------- ------- -------
Balance at March 31, 1999
 (unaudited)..................                      16,957,061 $18,911 $   --
--------------------------------------------------
                                                    ========== ======= =======
                                                                       Stockholders' Equity
                                                    ------------------------------------------------------------
                                                                                                       Total
                                                                                                   Stockholders'
                                                      Common Stock   Deferred Additional Accumu-      Equity
                                                    ---------------- Compen-   Paid-In    lated    (Net Capital
                                                     Shares   Amount  sation   Capital   Deficit    Deficiency)
                                                    --------- ------ -------- ---------- --------- -------------
Funding provided by Beyond.com
 Corporation..................                            --   $--    $ --      $  --    $    --     $    --
Net loss and comprehensive
 loss.........................                            --    --      --         --         --          --
                                                    --------- ------ -------- ---------- --------- -------------
Balance at December 31, 1996..                            --    --      --         --         --          --
Funding provided by Beyond.com
 Corporation..................                            --    --      --         --         --          --
Net loss and comprehensive
 loss.........................                            --    --      --         --         --          --
Incorporation of CyberSource
 and issuance of redeemable
 convertible preferred stock
 and common stock in December
 1997 upon capital stock
 dividend from Beyond.com
 Corporation..................                      4,535,000     5     --       1,032        --        1,037
                                                    --------- ------ -------- ---------- --------- -------------
Balance at December 31, 1997..                      4,535,000     5     --       1,032        --        1,037
Issuance of common stock under
 stock option plan............                        871,536   --      --           7        --            7
Issuance of Series D
 redeemable convertible
 preferred stock, net of
 issuance costs of $20........                            --    --      --         --         --          --
Issuance of Series E
 redeemable convertible
 preferred stock, net of
 issuance costs of $114.......                            --    --      --         --         --          --
Issuance of warrants to Visa
 and GE Capital...............                            --    --      --         --         --          --
Deferred compensation related
 to stock option grants.......                            --    --     (160)       160        --          --
Amortization of deferred compensation..                   --    --       18        --         --           18
Net loss and comprehensive
 loss.........................                            --    --      --         --     (10,085)    (10,085)
                                                    --------- ------ -------- ---------- --------- -------------
Balance at December 31, 1998..                      5,406,536     5    (142)     1,199    (10,085)     (9,023)
Common shares issued for
 services (unaudited).........                         22,500   --      --          81        --           81
Issuance of common stock under
 stock option plan
 (unaudited)..................                        102,955     1     --           8        --            9
Deferred compensation related
 to stock option grants
 (unaudited)..................                            --    --     (596)       596        --          --
Amortization of deferred
 compensation (unaudited).....                            --    --       67        --         --           67
Net loss and comprehensive
 loss (unaudited).............                            --    --      --         --      (4,190)     (4,190)
                                                    --------- ------ -------- ---------- --------- -------------
Balance at March 31, 1999
 (unaudited)..................                      5,531,991  $  6   $(671)    $1,884   $(14,275)   $(13,056)
--------------------------------------------------
                                                    ========= ====== ======== ========== ========= =============

                            See accompanying notes.

                            CYBERSOURCE CORPORATION
             AND ITS PREDECESSOR DIVISION OF BEYOND.COM CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              Period From                       Three Months
                             March 20, 1996   Years Ended           Ended
                             (Inception) to   December 31,        March 31,
                              December 31,  -----------------  ----------------
                                  1996       1997      1998     1998     1999
                             -------------- -------  --------  -------  -------
                                             (In thousands)
                                                                 (Unaudited)
Operating activities
Net loss...................     $(1,143)    $(4,338) $(10,085) $(1,824) $(4,190)
Adjustments to reconcile
 net loss to net cash used
 in operating activities:
  Common stock issued to
   employers for services..         --          --        --       --        81
  Depreciation and
   amortization............          73         325       778      150      351
  Amortization of deferred
   compensation............         --          --         18      --        67
  Changes in assets and
   liabilities:
   Accounts receivable.....         (35)       (431)     (397)    (296)    (159)
   Prepaid expenses and
    other current assets...         (70)        (48)     (293)    (120)    (174)
   Accounts payable........         122         147       262      144      441
   Other accrued
    liabilities............          19         109       841      227      379
   Deferred revenue........          26         124       (30)       2      111
                                -------     -------  --------  -------  -------
Net cash used in operating
 activities................      (1,008)     (4,112)   (8,906)  (1,717)  (3,093)
Investing activities
Purchases of property and
 equipment.................        (556)       (927)   (1,419)    (270)    (542)
                                -------     -------  --------  -------  -------
Net cash used in investing
 activities................        (556)       (927)   (1,419)    (270)    (542)
Financing activities
Proceeds from issuance of
 convertible note payable
 to an officer and
 stockholder...............         --          --      3,000      --       --
Principal payments on
 capital lease
 obligations...............         --          (12)      (67)     (21)     (62)
Financing provided by
 Beyond.com Corporation....       1,564       7,051       --       --       --
Proceeds from issuance of
 redeemable convertible
 preferred stock, net......         --          --     16,496    1,521      --
Proceeds from exercise of
 stock options.............         --          --          7      --         9
                                -------     -------  --------  -------  -------
Net cash provided by (used
 in) financing activities..       1,564       7,039    19,436    1,500      (53)
                                -------     -------  --------  -------  -------
Net increase (decrease) in
 cash and cash
 equivalents...............         --        2,000     9,111     (487)  (3,688)
Cash and cash equivalents
 at beginning of period....         --          --      2,000    2,000   11,111
                                -------     -------  --------  -------  -------
Cash and cash equivalents
 at end of period..........     $    --     $ 2,000  $ 11,111  $ 1,513  $ 7,423
                                =======     =======  ========  =======  =======
Supplemental schedule of
 cash flow information
Interest paid..............     $    --     $    --  $    156  $     4  $    96
Supplemental schedule of
 noncash financing
 activities
Property and equipment
 acquired under capital
 leases....................     $    --     $    66  $    480  $    --  $   339
Issuance of warrants to
 Visa and GE Capital.......     $    --     $    --  $    318  $    --  $    --
Deferred compensation
 related to stock option
 grants....................     $    --     $    --  $    160  $    --  $   596

                            See accompanying notes.

                            CYBERSOURCE CORPORATION
             and its predecessor division of Beyond.com Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)

1. Summary of Significant Accounting Policies

The Company

   CyberSource Corporation (the Company) was incorporated in the state of Delaware on December 30, 1997. Prior to its incorporation, the Company operated as a division of Beyond.com Corporation (Beyond.com). The Company is a developer and provider of real time e-commerce transaction processing services.

Basis of Presentation

   The accompanying consolidated financial statements reflect the financial position and results of operations of the Company and its wholly owned subsidiary and the predecessor division of Beyond.com. All intercompany transactions and balances have been eliminated.

   On December 31, 1997, Beyond.com transferred assets and liabilities to its wholly owned subsidiary, CyberSource Corporation. Upon this transfer, Beyond.com distributed capital stock in the form of a dividend to all existing stockholders of Beyond.com on a pro rata basis such that the stockholders of the Company were the same as the stockholders of Beyond.com at the time of the distribution (the Spin-off). The accompanying financial statements for fiscal 1996 and 1997 reflect the operations of the Company as a division of Beyond.com through December 31, 1997. The balance sheet as of December 31, 1997 has been prepared using the historical basis of accounting and include all of the assets and liabilities specifically identifiable to the Company. Beyond.com's corporate accounting systems were not designed to track cash receipts and payments and liabilities on a business-specific basis.

   The statements of operations for fiscal 1996 and 1997 include all revenue and costs directly attributable to the Company, including a corporate allocation of the costs of facilities, salaries, and employee benefits. Additionally, incremental corporate administration, finance, and management costs are allocated to the Company based on certain assumptions.

   All of the allocations reflected in 1996 and 1997 in the financial statements are based on assumptions that management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs that would have resulted if the Company had been operated on a stand-alone basis in fiscal 1996 and 1997 nor are they necessarily indicative of future costs to support the operations of the Company.

Interim Financial Statements

   In the opinion of management, the unaudited interim consolidated financial statements at March 31, 1999 and for the three months ended March 31, 1998 and 1999 include all adjustments, consisting only of normal recurring accruals, necessary to present fairly the Company's financial position at March 31, 1999, and results of operations and cash flows for the three months ended March 31, 1998 and 1999. Results for the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for the entire year.

                            CYBERSOURCE CORPORATION
             and its predecessor division of Beyond.com Corporation

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

        (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)


Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

   The Company derives its revenues primarily from e-commerce service monthly transaction processing fees, and, to a lesser extent, support service fees and digital product rights management fees. Individual transactions, monthly transaction revenues, and digital product rights management fees are recognized in the period in which the transactions occur. Support service fees are recognized when the services are provided and the related costs are incurred. In fiscal 1998, Beyond.com, a related party, accounted for 24% of revenues. In fiscal 1996, a different customer accounted for 26% of revenues. There were no customers which accounted for greater than 10% of revenues in fiscal 1997. In the three months ended March 31, 1999, one customer accounted for 22% of revenues, respectively.

Cash and Cash Equivalents

   The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. As of December 31, 1997 and 1998 and March 31, 1999, cash equivalents consist primarily of investments in money market funds. To date, the Company has not experienced losses on any of its investments.

Accounts Receivable and Concentration of Credit Risk

   At December 31, 1997, 10% of accounts receivable was due from one customer. At December 31, 1998 and March 31, 1999, 13% and 16%, respectively, of accounts receivable were due from Beyond.com. The Company generally does not require collateral. The Company maintains allowances for potential credit losses.

Property and Equipment

   Property and equipment are stated at cost and are depreciated on a straight-line basis over estimated useful lives of three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or the estimated useful lives.

                            CYBERSOURCE CORPORATION
             and its predecessor division of Beyond.com Corporation

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

        (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)


   Property and equipment consist of the following (in thousands):

                                                        December 31,
                                                        ------------- March 31,
                                                         1997   1998    1999
                                                        ------ ------ ---------
   Computer equipment and software..................... $1,230 $2,916  $3,545
   Furniture and fixtures..............................    169    272     380
   Office equipment....................................     78    116     133
   Leasehold improvements..............................     72    144     210
                                                        ------ ------  ------
                                                         1,549  3,448   4,268
   Less accumulated depreciation and amortization......    398  1,148   1,473
                                                        ------ ------  ------
                                                        $1,151 $2,300  $2,795
                                                        ====== ======  ======

Product Development

   Product development expenditures are charged to operations as incurred.

Advertising Expense

   The cost of advertising is recorded as an expense when incurred. Advertising costs were not significant during any of the periods presented.

Accounting Stock-Based Compensation

   The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS
123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma Net Loss Per Share and Unaudited Pro Forma Stockholders' Equity

   In accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," basic and diluted net loss per share has been computed using the weighted average number of shares of common stock outstanding during the period. Potentially dilutive securities have been excluded from the computation as their effect is antidilutive. Because the Company was a division of Beyond.com through December 31, 1997 and had no outstanding common or preferred stock, there is no earnings or loss per share presented.

   Pro forma net loss per share has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of redeemable convertible preferred shares and convertible notes payable not included above that will automatically convert upon completion of the Company's initial offering (using the if-converted method). If the offering contemplated by this prospectus is consummated, all of the redeemable convertible preferred stock outstanding as of March 31, 1999 will automatically be converted into an aggregate of 10,489,809 shares of common stock, based on the shares of redeemable convertible preferred stock outstanding

                            CYBERSOURCE CORPORATION
             and its predecessor division of Beyond.com Corporation

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

        (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)

at March 31, 1999. Unaudited pro forma stockholders' equity at March 31, 1999, as adjusted for the conversion of redeemable convertible preferred stock, is disclosed on the balance sheet.

   Pro forma basic and diluted net loss per share is as follows (in thousands, except per share amounts):

                                                                   Three Months
                                                       Year Ended     Ended
                                                      December 31,  March 31,
                                                          1998         1999
                                                      ------------ ------------
Net loss.............................................   $(10,085)    $(4,190)
                                                        ========     =======
Weighted average shares used in computing basic and
 diluted net loss per common share...................      4,918       5,465
                                                        ========     =======
Pro forma:
  Shares used in computing basic and diluted net loss
   per share used above..............................      4,918       5,465
  Adjusted to reflect the effect of the assumed
   conversion of redeemable convertible preferred
   stock from the date of issuance...................      6,822      10,490
                                                        --------     -------
Weighted average shares used in computing pro forma
 basic and diluted net loss per share................     11,740      15,955
                                                        ========     =======
Pro forma basic and diluted net loss per share.......   $  (0.86)    $ (0.26)
                                                        ========     =======

   If the Company had reported net income, diluted earnings per share would have included the shares used in the computation of pro forma net loss per share as well as an additional approximately 2,528,000 and 3,564,000 common equivalent shares related to the outstanding options, warrants, and convertible notes payable not included above for the year ended December 31, 1998 and for the three months ended March 31, 1999, respectively. The common equivalent shares from options and warrants would be determined on a weighted average basis using the treasury stock method. The common equivalent shares related to the convertible note payable would be determined on a weighted average basis.

Income Taxes

   Income taxes are calculated under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). Under FAS 109, the liability method is used in accounting for income taxes, which includes the effects of temporary differences between financial and taxable amounts of assets and liabilities.

New Accounting Pronouncements

   In January 1999, the Company adopted American Institute of Certified Public Accountants Statement of Position, "Accounting for Computer Software Developed For or Obtained For Internal Use" (SOP 98-1). SOP 98-1 applies to all nongovernmental entities and provides revised guidance

                            CYBERSOURCE CORPORATION
             and its predecessor division of Beyond.com Corporation

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

        (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)

for the accounting treatment for software which is internally developed, acquired, or modified solely to meet the entity's internal needs. SOP 98-1 did not have a material effect on the Company's financial statements or results of operations for the three months ended March 31, 1999.

2. Segment Information

   The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (FAS 131) in the fiscal year ended December 31, 1998. FAS 131 supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise" (FAS 14). FAS 131 changes current practice under FAS 14 by establishing a new framework for reporting information regarding operating segments in annual financial statements and requires selected information for these segments in interim financial statements. FAS 131 also establishes standards for related disclosures about products and services and geographic areas.

   Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance. The Company's chief operating decision maker is the Chief Executive Officer. To date, the Company has viewed its operations as principally two segments, e-commerce transaction services
(ECTS) and digital product rights management (DPR) for software and other digital products and manages the business based on the revenues of these segments. Additionally, in 1996, 1997 and 1998 the Company derived less than 10% of its revenues from outside the United States. Revenues from outside the United States were 17% of revenues in the three months ended March 31, 1999.

   The following table presents revenues and operating loss by the Company's two business units for the period from March 20, 1996 (inception) to December 31, 1996, for the year ended 1997 and 1998, and for the three months ended March 31, 1999. There were no interbusiness unit sales or transfers. The Company does not report operating expenses, depreciation and amortization, interest income (expense), income taxes, capital expenditures, or identifiable assets by industry segment to the Chief Executive Officer. Revenues are as follows (in thousands):

                                                   Year ended
                                                  December 31,    Three months
                                                ---------------- ended March 31,
                                                1996 1997  1998       1999
                                                ---- ---- ------ ---------------
ETCS........................................... $131 $770 $2,708     $1,512
DPR............................................   13  198    676        201
                                                ---- ---- ------     ------
Total.......................................... $144 $968 $3,384     $1,713
                                                ==== ==== ======     ======

                            CYBERSOURCE CORPORATION
             and its predecessor division of Beyond.com Corporation

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

        (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)


3. Commitments

   The Company leases its primary facility and certain equipment under noncancelable operating leases expiring at various dates through 2001. Rental expense was approximately $43,000, $144,000, $459,000, and $201,000 for the
period from March 20, 1996 (inception) to December 31, 1996 and for 1997 and 1998, and for the three months ended March 31, 1999, respectively. The Company has the option to extend the lease term for an additional three years.

   Beginning in 1997, the Company leased certain equipment under noncancelable lease agreements that are accounted for as capital leases. Equipment under capital lease arrangements, which is included in property and equipment, aggregated approximately $546,000 and $885,000 at December 31, 1998 and March 31, 1999, respectively. Related accumulated amortization was approximately $69,000 and $126,000 at December 31, 1998 and March 31, 1999, respectively. Amortization expense related to assets under capital leases is included with depreciation expense.

   Future minimum lease payments under noncancelable operating leases and capital leases at December 31, 1998 are as follows (in thousands):

                                                               Operating Capital
                                                                Leases   Leases
                                                               --------- -------
   1999.......................................................  $1,048    $227
   2000.......................................................     947     197
   2001.......................................................      73      81
                                                                ------    ----
   Total minimum payments.....................................  $2,068     505
                                                                ======
   Less amount representing interest..........................              38
                                                                          ----
                                                                           467
   Less current portion.......................................             211
                                                                          ----
                                                                          $256
                                                                          ====

4. Redeemable Convertible Preferred Stock

   Redeemable convertible preferred stock at December 31, 1998 and March 31, 1999 is as follows:

                                                                     Issued and
                                                          Designated Outstanding
                                                            Shares     Shares
                                                          ---------- -----------
   Series A..............................................  1,985,520  1,985,520
   Series B..............................................  2,500,000  2,037,038
   Series C..............................................  3,000,000  3,000,000
   Series D..............................................  1,851,852  1,851,850
   Series E.............................................. 14,700,000  8,082,653
                                                          ---------- ----------
     Total............................................... 24,037,372 16,957,061
                                                          ========== ==========

                            CYBERSOURCE CORPORATION
             and its predecessor division of Beyond.com Corporation

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

        (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)


   The holders of Series A, B, C, D, and E redeemable convertible preferred stock are entitled to receive annual noncumulative dividends at the rate of $0.0064, $0.0432, $0.03264, $0.108, and $0.181 per share, respectively, plus, with respect to the Series B, C, D, and E preferred stock, cumulative dividends at a rate of $0.00252, $0.001904, $0.0063, and $0.0106 per share, per month, subsequent to the respective original issuance date, respectively, when and if declared by the Board of Directors, payable in preference to common stock dividends. There were no dividends declared or payable by the Company at December 31, 1998.

   Each share of preferred stock is convertible at any time at the option of the holder into shares of common stock at the then effective conversion price. Each outstanding share of Series A and B, preferred stock is convertible into
1.00 share of common stock, and each two shares C, D, and E preferred stock are convertible into 1 share of common stock subject to adjustment as specified in the Certificate of Incorporation. Each series of preferred stock will automatically convert into common stock immediately prior to the consummation of a firm commitment underwritten public offering under the Securities Act of 1933 (IPO) in which the sale price to the public is not less than $7.00 per share, and the aggregate offering price to the public is not less than $15,000,000, or at such time as the Company receives the consent of not less than two-thirds of the holders of each series of the preferred stock.

   Each preferred share has voting rights equal to the number of common shares into which it is convertible. Upon liquidation, the holders of the Series A preferred stock are entitled to receive $0.064 per share, plus any declared but unpaid dividends, before any distribution may be made to the holders of the Series B, C, D, and E preferred or common shares. After the payment to the holders of the Series A preferred stock, the holders of the Series B, C, D, and E preferred stock are entitled to receive $0.432, $0.3264, $1.08, and $1.81 per share, respectively, plus any declared but unpaid dividends, before any distribution may be made to the holders of common shares.

   At any time after January 5, 2000, the holders of a majority of the then outstanding shares of Series A preferred stock may request the redemption of all of the outstanding shares of Series A redeemable convertible preferred stock. The Company shall redeem such shares at a price per share of $0.12, plus accrued dividends, if any, for Series A preferred stock. At any time after July 12, 2002, the majority of the then outstanding shares of Series B preferred stock may request the redemption of all of the outstanding shares of Series B preferred stock at the original issuance price per share of $0.432 plus accrued dividends, if any. At any time after July 12, 2002, the respective holders of at least two-thirds of the then outstanding shares of Series C, D, and E preferred stock separately may request the redemption of all of the outstanding shares of Series C, D, and E preferred stock, respectively. The Company shall redeem such shares at the original issuance price per share of $0.3264, $1.08, and $1.81, respectively, plus accrued dividends, if any. All of the outstanding preferred stock is recorded at its redemption amount.

   During 1998, in connection with the issuance of Series E preferred stock and certain strategic marketing agreements with Visa and GE Capital, the Company issued warrants to purchase 552,486, 442,910, and 401,243 shares of the Company's Series E preferred stock at exercise prices of $1.81,

                            CYBERSOURCE CORPORATION
             and its predecessor division of Beyond.com Corporation

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

        (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)

$3.00, and $4.00 per share, respectively. The warrants are fully exercisable upon the date of issuance and expire three years from the original date of the marketing services agreements. Preferred shares issued upon exercise of the warrants are non-forfeitable.

   The Company has determined the fair value of the warrants at the time of issuance to be $318,000 and has recorded this amount as a cost of the strategic marketing agreements. The determined value of the warrants was credited to redeemable convertible preferred stock and is being amortized ratably over the three year term of the strategic marketing agreements. The Company amortized $28,000 and $26,000 of the value of the warrants to sales and marketing expense in 1998 and for the three months ended March 31, 1999, respectively.

5. Stockholders' Equity

Common Shares

   The Company is authorized to issue 50,000,000 shares of common stock. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. Subject to the preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors.

   The Company has reserved shares of common stock for future issuance at December 31, 1998 as follows:

   1998 Stock Option Plan:
     Options outstanding.............................................  1,000,701
     Options available for future grants.............................     27,763
   Convertible note payable..........................................    828,729
   Redeemable convertible preferred stock............................ 10,489,809
   Outstanding warrants..............................................    698,319
                                                                      ----------
                                                                      13,045,321
                                                                      ==========

Stock Options

   In conjunction with the Spin-off of the Company on December 31, 1997, employees of the Company, immediately following the Spin-off, maintained their outstanding exercisable stock options in Beyond.com and in March 1998 were granted additional incentive stock options in the Company. Employees of Beyond.com were granted additional stock options in the Company in March 1998 based on the extent that the employees' original Beyond.com options were exercisable on the date of the Spin-off. The exercise prices of the original Beyond.com option grants and the additional Company stock option grants were adjusted to reflect the allocation of the fair market value per share price between the Company's and Beyond.com's common stock at December 31, 1997. The adjustments to these options resulted in nonstapled options to the employees of each entity and were accounted for and in compliance with the guidelines in Emerging Issues Task Force Issue No. 90-9, and therefore, no compensation expense has been recorded.

                            CYBERSOURCE CORPORATION
             and its predecessor division of Beyond.com Corporation

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

        (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)


   In March 1998, the Company adopted its 1998 Stock Option Plan (the 1998
Plan). There are 1,900,000 shares of common stock authorized for issuance under the 1998 Plan. The 1998 Plan provides for the issuance of common stock and the granting of options to employees, officers, directors, consultants, independent contractors, and advisors of the Company. The exercise price of a nonqualifying stock option and an incentive stock option shall not be less than 85% and 100%, respectively, of the fair value of the underlying shares on the date of grant. Options granted under the 1998 Plan generally become exercisable over five years at the rate of 20% per year from the grant date.

   In January 1999, the Company adopted its 1999 Stock Option Plan (the 1999
Plan). The Company has reserved 2,500,000 shares of common stock for issuance under the 1999 Plan. The provisions of the 1999 Plan and similar to those of the 1998 Plan.

   The following table summarizes information about the Company's stock option activity under the 1998 Plan and the 1999 Plan. Options granted prior to December 31, 1997 were originated from options granted by Beyond.com and were granted by the Company immediately following the adoption of the 1998 Plan.

                                                      Options Outstanding
                                                   ---------------------------
                                                    Number        Weighted
                                         Shares       of      Average Adjusted
                                       Available    Shares     Exercise Price
                                       ----------  ---------  ----------------
Shares reserved.......................  1,900,000        --        $   --
Options granted based upon Beyond.com
 option grants prior to Spin-off...... (1,227,183) 1,227,183       $0.160
Options granted.......................   (679,575)   679,575       $0.474
Options exercised.....................        --    (871,536)      $0.008
Options canceled......................     34,521    (34,521)      $0.378
                                       ----------  ---------
Balance at December 31, 1998..........     27,763  1,000,701       $0.310
Additional shares reserved
 (unaudited)..........................  2,500,000        --        $   --
Options granted (unaudited)........... (1,233,350) 1,233,350       $3.620
Options exercised (unaudited).........        --    (102,955)      $0.064
Options canceled (unaudited)..........     95,521    (95,521)      $2.504
                                       ----------  ---------
Balance at March 31, 1999
 (unaudited)..........................  1,389,934  2,035,575       $2.024
                                       ==========  =========

   In connection with certain stock options granted in 1998, the three months ended March 31, 1999 and April 1999, the Company recorded deferred compensation for the estimated difference between the exercise price of the options and the deemed fair value of $160,000, $596,000 and $424,000 which amounts are being amortized on a graded method over the four-year vesting period of the options.

                            CYBERSOURCE CORPORATION
            and its predecessor division of Beyond.com Corporation

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

       (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)


   The following table summarizes information about options outstanding at December 31, 1998:

                                               Weighted    Number of  Weighted
                                 Weighted      Average      Options   Average
                   Number of     Average      Remaining   Exercisable Adjusted
                    Options      Adjusted    Contractual     Upon     Exercise
 Exercise Price   Outstanding Exercise Price Life (Years)  Issuance    Price
 --------------   ----------- -------------- ------------ ----------- --------
 $0.006 -- $0.04     312,384      $0.04          7.76       253,295    $ 0.03
      $0.06           34,417      $0.06          8.84        25,859    $ 0.06
      $0.20          163,150      $0.20          9.20        26,946    $ 0.20
      $0.54          490,750      $0.54          9.71           --     $  --
                   ---------                                -------
                   1,000,701      $0.31                     306,100    $0.048
                   =========                                =======

   At December 31, 1997, 828,640 options were exercisable at a weighted average exercise price of $0.004.

Stock-Based Compensation

   Pro forma information regarding net loss is required by FAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted under the fair value method of FAS 123. The fair value for these options was estimated at the date of grant using the minimum value method with the following weighted average assumptions: a risk-free interest rate of 5.51%, 6.16%, and 5.15% for 1996, 1997, and 1998, respectively; no dividend yield or volatility factors of the expected market price of the Company's common stock; and a weighted average expected life of the option of four years.


   The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   Had compensation cost been determined using the fair value at the grant date for options granted calculated using the minimum value method of FAS 123, the Company's actual net loss would have been increased to the pro forma amounts indicated below:

                                                    1996     1997      1998
                                                   -------  -------  --------
   Pro forma net loss (in thousands).............. $(1,143) $(4,339) $(10,088)
   Pro forma basic and diluted net loss per
    share.........................................                   $  (2.05)

   The weighted average fair value of options granted, which is the value assigned to the options under FAS 123, was $0.002, $0.02, and $0.08 per share for options granted during 1996, 1997, and 1998, respectively.

                            CYBERSOURCE CORPORATION
             and its predecessor division of Beyond.com Corporation

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

        (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)


   The pro forma impact of options on the net loss for the period from March 20, 1996 (inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998 is not representative of the effects on net income (loss) for future years, as future years will include the effects of options vesting as well as the impact of multiple years of stock option grants.

6. Related Party Transactions

Funding Prior to Spin-off

   Through December 31, 1997, the Company utilized Beyond.com's centralized cash management services and processes related to receivables, payables, payroll, and other activities. Through December 31, 1997, the Company's net cash requirements were funded by Beyond.com. Net financing provided by Beyond.com to the Company in 1996 and 1997 was approximately $1,564,000 and $7,051,000, respectively, including funding related to corporate services provided, as described below.

Corporate Services

   In accordance with Staff Accounting Bulletin No. 55, certain additional allocations have been reflected in these financial statements for 1996 and 1997. These expenses have included corporate communications, management, compensation and benefits administration, payroll, accounts payable, income tax compliance, and other administration and finance overhead. Allocations and charges were based on either a direct cost pass-through or a percentage allocation for such services provided based on factors such as net sales, headcount, and relative expenditure levels. Such allocations and corporate charges totaled $519,000 and $688,500 for the period from March 20, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997, respectively.

   Management believes that the basis used for allocating corporate services is reasonable. However, the terms of these transactions may differ from those that would result from transactions among unrelated parties.

   The CEO of the Company is Chairman of the Board of Beyond.com and the companies also have one other member of their Board of Directors in common. Pursuant to the terms of an agreement entered into in connection with the Spin-off from Beyond.com, the Company provides services to Beyond.com on a nonexclusive basis. During 1998 and the three months ended March 31, 1999, the Company recorded approximately $801,000 and $375,000, respectively, of revenues related to these services. As of December 31, 1998 and March 31, 1999, amounts receivable from Beyond.com were approximately $147,000 and $179,000, respectively.

Convertible Note Payable to Officer and Stockholder

   In October 1998, the Company issued an unsecured convertible one-year promissory note to an officer and stockholder from whom it had borrowed an aggregate of $3,000,000. The note is payable in full on October 21, 1999 and has an interest rate of 10% per annum. Interest is payable in quarterly installments. In the event of the consummation of an IPO, private equity financing, or an

                            CYBERSOURCE CORPORATION
             and its predecessor division of Beyond.com Corporation

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

        (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)

acquisition of the Company prior to the due date of the note, the note will automatically convert into Series E redeemable convertible preferred stock by dividing the outstanding note balance and accrued interest by $3.62, which represents 828,729 shares of Series E preferred stock as of December 31, 1998.

7. Litigation and Contingencies

   From time to time, the Company may be involved in litigation relating to claims arising out of its ordinary course of business. See Note 9. The Company believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position or results of operations.

8. Income Taxes

   As of December 31, 1998, the Company had federal and state net operating loss carryforwards of approximately $8,600,000. As of December 31, 1998, the Company also had federal and state research credit carryforwards of approximately $130,000 and $70,000, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in 2006 through 2018, if not utilized.

   The utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

   Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes at December 31, 1998 are as follows (in thousands):

   Deferred tax assets:
     Net operating loss carryforwards.................................. $ 3,400
     Research credit carryforwards.....................................     200
     Other, net........................................................     300
                                                                        -------
   Net deferred tax assets.............................................   3,900
   Valuation allowance.................................................  (3,900)
                                                                        -------
   Net deferred tax assets............................................. $    --
                                                                        =======

9. Subsequent Events

 Reverse Stock Split

   On April 30, 1999, the Company's Board of Directors approved a 1 for 2 reverse split of the Company's outstanding common stock, subject to stockholder approval. The par value of the common stock and the authorized shares of common stock were not adjusted as a result of the reverse split. The conversion ratios of each series of preferred stock were adjusted accordingly. The

                            CYBERSOURCE CORPORATION
             and its predecessor division of Beyond.com Corporation

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

        (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)

stock split is reflected in the accompanying financial statements and footnotes on a retroactive basis in all periods presented.

Legal Matter (unaudited)

   A former Vice President of Product Management filed a lawsuit against the Company in the Superior Court of California in Santa Clara County on April 8, 1999 seeking monetary and equitable relief. The plaintiff alleges several causes of action, including wrongful termination, defamation, fraud, and unfair business practices arising out of her three month employment with the Company. While there can be no assurances as to the outcome of this litigation, the Company believes the lawsuit is without merit, and intends to vigorously defend against the claims asserted.

The graphic depicts the words "Successful Internet companies use the CyberSource Internet Commerce Suite" above four boxes which depict screenshots from web sites of the following of our companies: Shopping.com, CompaqWorks, BUY.com, and Liquid Audio, Inc.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   Through and including                (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                           Shares

                                     [LOGO]

                                  Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

                              Merrill Lynch & Co.

                               J.P. Morgan & Co.

                            PaineWebber Incorporated

                             C.E. Unterberg, Towbin

                                            , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The expenses to be paid by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

                                                                        Amount
                                                                       --------
   Securities and Exchange Commission Filing Fee...................... $ 12,800
   NASD Filing Fee....................................................    5,100
   Nasdaq National Market Listing Fee.................................   18,000
   Accounting Fees and Expenses.......................................  200,000
   Blue Sky Fees and Expenses.........................................
   Legal Fees and Expenses............................................  200,000
   Transfer Agent and Registrar Fees and Expenses.....................
   Printing Expenses..................................................  150,000
   Miscellaneous Expenses.............................................
                                                                       --------
      Total........................................................... $
                                                                       ========

----------------
* All amounts are estimates except the SEC filing fee, the NASD filing fee and the Nasdaq National Market listing fee.

Item 14. Indemnification of Directors and Officers

   Under Section 145 of the General Corporate Law of the State of Delaware, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Amended and Restated Bylaws (Exhibit 3.3 hereto) also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

   The Registrant's Amended and Restated Certificate of Incorporation (Exhibit
3.1 hereto) provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

   Prior to the effective date of the Registration Statement, the Registrant will have entered into agreements with its directors and certain of its executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

   The Registrant intends to obtain in conjunction with the effectiveness of the Registration Statement a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

   The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities

   For the period from December 31, 1997 to March 31, 1999, the Registrant has issued and sold the following unregistered securities:

   1. During the period, the Registrant granted stock options to employees, directors and consultants under its 1998 Stock Option Plan and its 1999 Stock Option Plan (collectively, the "Stock Plans") covering an aggregate of 3,150,109 shares of the Registrant's common stock, at exercise prices ranging from $0.20 to $3.62 with an average exercise price of $1.52 per share.

   2. During the period, the Registrant issued and sold an aggregate of 973,524 shares of its common stock to 40 employees, directors and consultants for cash and promissory notes in the aggregate amount of $946,049 upon exercise of stock options granted pursuant to the Registrant's Stock Plans.

   3. During the period, the Registrant issued an aggregate of 4,535,000 shares of its common stock in connection with the spin off from Beyond.com in December 1997, and 20,000 shares of its common stock for an aggregate consideration of $72,400.

   4. During the period, the Registrant issued an aggregate of 1,985,520 shares of its Series A Preferred Stock, convertible into 1,985,520 shares of its common stock, in connection with its spin off from Beyond.com in December 1997.

   5. During the period, the Registrant issued an aggregate of 2,037,038 shares of its Series B Preferred Stock, convertible into 2,037,038 shares of its common stock, in connection with its spin off from Beyond.com in December 1997.

   6. During the period, the Registrant issued an aggregate of 3,000,000 shares of its Series C Preferred Stock, convertible into 1,500,000 shares of its common stock, in connection with its spin off from Beyond.com in December 1997.

   7. During the period, the Registrant issued and sold an aggregate of 1,851,850 shares of its Series D Preferred Stock, convertible into 925,925 shares of its common stock, for an aggregate purchase price of $1,714,676.

   8. During the period, the Registrant issued and sold an aggregate of 8,082,653 shares of its Series E Preferred Stock, convertible into 4,041,327 shares of its common stock, for an aggregate purchase price of $14,629,602.

   9. During the period, the Registrant issued and sold warrants for a total of 1,396,639 shares of its Series E Preferred Stock, convertible into 698,320 shares of its common stock, for an aggregate consideration of $3,483,702.

   10. During the period, the Registrant issued a convertible note for a total of 1,657,458 shares of its Series E Preferred Stock, convertible into 828,729 shares of its common stock, for an aggregate consideration of $3,000,000.

   The sale and issuance of securities in the transactions described in paragraphs 1, 2, 3 and 4 above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701 or were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

   Appropriate legends were affixed to the stock certificates issued in the above transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. No underwriters were employed in any of the above transactions.

Item 16. Exhibits and Consolidated Financial Statement Schedules

   (a) Exhibits

   The exhibits are as set forth in the Exhibit Index.

   (b) Consolidated Financial Statement Schedules

     Schedule II -- Valuation and Qualifying Accounts  II-7

   All schedules have been omitted since they are not required or are not applicable or the required information is shown in the consolidated financial statements or related notes.

Item 17. Undertakings

   The Registrant hereby undertakes to provide the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

   In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time the Commission declared it effective.

     (2) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California on April 30, 1999.

                                          CYBERSOURCE CORPORATION

                                                 /s/ William S. McKiernan
                                          By: _________________________________
                                                   William S. McKiernan
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of William S. McKiernan, Tony Bates and Charles E. Noreen as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1993, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                  Date
             ---------                           -----                  ----

      /s/ William S. McKiernan       Chairman of the Board of      April 30, 1999
____________________________________  Directors, President and
        William S. McKiernan          Chief Executive Officer
                                      (Principal Executive
                                      Officer)

       /s/ Charles E. Noreen         Vice President of Finance     April 30, 1999
____________________________________  and Administration and
         Charles E. Noreen            Chief Financial Officer
                                      (Principal Financial and
                                      Accounting Officer)

____________________________________ Director                              , 1999
            Berte Kolde

             Signature                           Title                  Date
             ---------                           -----                  ----
      /s/ Linda Fayne Levinson       Director                      April 30, 1999
____________________________________
        Linda Fayne Levinson

        /s/ Steven P. Novak          Director                      April 30, 1999
____________________________________
          Steven P. Novak

       /s/ Richard Scudellari        Director                      April 30, 1999
____________________________________
         Richard Scudellari

                            CyberSource Corporation

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                    December 31, 1997 and December 31, 1998
                                 (In thousands)

                                       Amounts
                                      Charged to
                           Balance at  Revenue,                 Balance
                           beginning  Costs, or  Write-offs and at End
                            of year    Expenses    Recoveries   of Year
                           ---------- ---------- -------------- -------
1997
  Allowance for Doubtful
   Accounts...............    $ --       $332         $ --       $332
1998
  Allowance for Doubtful
   Accounts...............    $332       $193         $296       $229

                                 EXHIBIT INDEX

 Exhibit
 Number                                 Document
 -------                                --------
  1.1    Form of Underwriting Agreement.

  3.1    Certificate of Incorporation of the Registrant.

  3.2    Registrant's Bylaws.

  4.1    Reference is made to Exhibits 3.1 and 3.2.

  5.1*   Opinion of Morrison & Foerster LLP.

 10.1 Form of Indemnification Agreement between the Registrant and each of its officers and directors.

 10.2    1998 Stock Option Plan.

 10.3    1999 Stock Option Plan.

 10.4    Standard Office Lease dated August 20, 1996 by and between California
         State Automobile Association Inter-Insurance Bureau as Landlord and
         CyberSource Corporation as Tenant.

 10.5    First Amendment to Lease dated October 20, 1997 by and between
         California State Association Inter-Insurance Bureau as Landlord and
         CyberSource Corporation as Tenant.

 10.6 Assignment of Standard Office Lease dated December 31, 1997 by and between CyberSource Corporation as Assignor and Internet Commerce
         Services Corporation as Assignee.

 10.7 Sublease dated July 1, 1998 by and between MultiGen Inc. of California as Sublessor and CyberSource of California as Sublessee.

 10.8    Second Amendment to Lease dated October 30, 1998 by and between
         California State Automobile Association Inter-Insurance Bureau as
         Landlord and CyberSource Corporation as Tenant.

 10.9    Conveyance Agreement dated December 31, 1997 by and between
         CyberSource Corporation and Internet Commerce Services Corporation.

 10.10+ Inter-Company Cross License Agreement dated April 23, 1998 by and between Internet Commerce Services Corporation and software.net
         Corporation.

 10.11+ Internet Commerce Services Agreement dated April 23, 1998 by and between Internet Commerce Services Corporation and software.net
         Corporation.

 10.12   Amended and Restated Investors' Rights Agreement dated October 21,
         1998.

 23.1*   Consent of Morrison & Foerster LLP. Reference is made to Exhibit 5.1.

 23.2    Consent of Ernst & Young LLP, Independent Auditors.

 24.1    Powers of Attorney. Reference is made to Page II-6.

 27.1    Financial Data Schedule

----------------
*  To be filed by amendment.

+  Confidential treatment requested as to portions of this exhibit.